Exhibit 99.1

TELESAT CORPORATION

Quarterly Report

For the Three and Nine Month Periods Ended September 30, 2023

PART I. FINANCIAL INFORMATION

PART II. OTHER INFORMATION

i

PART I. FINANCIAL INFORMATION

Item 1.       Financial Statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Income (Loss)
For the periods ended September 30,

(in thousands of Canadian dollars, except per share amounts)	Notes	Three months		Nine months
		2023	2022	2023	2022
Revenue	4	$175,086	$180,102	$538,260	$552,485
Operating expenses	5	(49,545)	(55,738)	(154,651)	(179,028)
Depreciation		(47,058)	(46,269)	(140,067)	(142,064)
Amortization		(3,164)	(3,758)	(9,927)	(11,204)
Other operating gains (losses), net	6	(14)	53	344,899	—
Operating income		75,305	74,390	578,514	220,189
Interest expense	7	(67,748)	(56,278)	(205,171)	(154,452)
Gain on repurchase of debt	13	68,072	—	221,462	106,916
Interest and other income		16,181	7,321	48,764	10,561
Gain (loss) on changes in fair value of financial instruments		—	(321)	—	4,314
Gain (loss) on foreign exchange		(76,886)	(249,155)	181	(311,842)
Income (loss) before income taxes		14,924	(224,043)	643,750	(124,314)
Tax (expense) recovery	8	(18,199)	(4,669)	(98,452)	(48,143)
Net income (loss)		$(3,275)	$(228,712)	$545,298	$(172,457)

Net income (loss) attributable to:
Telesat Corporation shareholders		$(1,022)	$(58,552)	$147,021	$(46,517)
Non-controlling interest		(2,253)	(170,160)	398,277	(125,940)
		$(3,275)	$(228,712)	$545,298	$(172,457)

Net income (loss) per common share attributable to Telesat Corporation shareholders
Basic		$(0.08)	$(4.69)	$11.01	$(3.81)
Diluted		$(0.08)	$(4.69)	$10.62	$(3.81)

Total Weighted Average Common Shares Outstanding
Basic	17	13,576,099	12,489,993	13,354,723	12,210,018
Diluted	17	13,576,099	12,489,993	15,161,977	12,210,018

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)
For the periods ended September 30,

(in thousands of Canadian dollars)	Three months		Nine months
	2023	2022	2023	2022
Net income (loss)	$(3,275)	$(228,712)	$545,298	$(172,457)
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	58,015	152,433	8,124	192,998
Total other comprehensive income (loss)	58,015	152,433	8,124	192,998
Total comprehensive income (loss)	$54,740	$(76,279)	$553,422	$20,541

Total comprehensive income (loss) attributable to:
Telesat Corporation shareholders	$14,605	$(20,438)	$149,563	$1,482
Non-controlling interest	40,135	(55,841)	403,859	19,059
	$54,740	$(76,279)	$553,422	$20,541

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of Canadian dollars)	Common shares/Public shares	Accumulated earnings	Equity-settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total Telesat Corporation shareholders’ equity	Non-controlling Interest	Total shareholders’ equity
Balance as at January 1, 2022	$42,841	$350,029	$38,664	$(15,860)	$22,804	$415,674	$1,280,619	$1,696,293
Net income (loss)	—	(46,517)	—	—	—	(46,517)	(125,940)	(172,457)
Issuance of share capital on settlement of restricted share units	344	—	(739)	—	(739)	(395)	—	(395)
Exchange of Limited Partnership units for Public Shares	1,539	17,273	2,271	(407)	1,864	20,676	(20,676)	—
Other comprehensive income (loss), net of tax (expense) recovery of $Nil	—	—	—	47,999	47,999	47,999	144,999	192,998
Adjustment of non-controlling interest	—	—	—	—	—	—	(21,225)	(21,225)
Share-based compensation	—	—	14,539	—	14,539	14,539	40,915	55,454
Balance as at September 30, 2022	$44,724	$320,785	$54,735	$31,732	$86,467	$451,976	$1,298,692	$1,750,668

Balance as at October 1, 2022	$44,724	$320,785	$54,735	$31,732	$86,467	$451,976	$1,298,692	$1,750,668
Net income (loss)	—	23,121	—	—	—	23,121	69,219	92,340
Issuance of share capital on settlement of restricted share units	1,798	—	(485)	—	(485)	1,313	(2,991)	(1,678)
Exchange of Limited Partnership units for Public Shares	32	4,539	(2,285)	224	(2,061)	2,510	(2,510)	—
Other comprehensive income (loss), net of tax (expense) recovery of $6,768	—	6,757	—	(11,103)	(11,103)	(4,346)	(13,682)	(18,028)
Final Transaction adjustment	—	—	—	—	—	—	435	435
Share-based compensation	—	—	5,791	—	5,791	5,791	6,174	11,965
Balance as at December 31, 2022	$46,554	$355,202	$57,756	$20,853	$78,609	$480,365	$1,355,337	$1,835,702

Balance as at January 1, 2023	$46,554	$355,202	$57,756	$20,853	$78,609	$480,365	$1,355,337	$1,835,702
Net income (loss)	—	147,021	—	—	—	147,021	398,277	545,298
Issuance of share capital on settlement of restricted share units	3,032	11	(611)	—	(611)	2,432	(5,411)	(2,979)
Issuance of share capital on exercise of stock options	29	—	—	—	—	29	(13)	16
Exchange of Limited Partnership units for Public Shares	1,457	21,118	2,375	1,344	3,719	26,294	(26,294)	—
Other comprehensive income (loss), net of tax (expense) recovery of $Nil	—	—	—	2,542	2,542	2,542	5,582	8,124
Share-based compensation	—	—	6,446	—	6,446	6,446	19,652	26,098
Balance as at September 30, 2023	$51,072	$523,352	$65,966	$24,739	$90,705	$665,129	$1,747,130	$2,412,259

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	Notes	September 30, 2023	December 31, 2022
Assets
Cash and cash equivalents		$1,775,044	$1,677,792
Trade and other receivables		64,393	41,248
Other current financial assets		509	515
Current income tax recoverable		12,997	18,409
Prepaid expenses and other current assets		50,117	50,324
Total current assets		1,903,060	1,788,288
Satellites, property and other equipment	4,9	1,304,575	1,364,084
Deferred tax assets		2,887	49,984
Other long-term financial assets		7,117	10,476
Long-term income tax recoverable		15,303	15,303
Other long-term assets	4	46,399	47,977
Intangible assets	4,10	764,325	756,878
Goodwill	11	2,446,603	2,446,603
Total assets		$6,490,269	$6,479,593

LIABILITIES
Trade and other payables		$44,520	$43,555
Other current financial liabilities		51,320	48,397
Income taxes payable		8,425	3,476
Other current liabilities		71,056	75,968
Current indebtedness	13	35,979	—
Total current liabilities		211,300	171,396
Long-term indebtedness	13	3,276,943	3,850,081
Deferred tax liabilities		270,662	275,696
Other long-term financial liabilities		16,458	19,663
Other long-term liabilities		302,647	327,055
Total liabilities		4,078,010	4,643,891

SHAREHOLDERS’ EQUITY
Share capital	14	51,072	46,554
Accumulated earnings		523,352	355,202
Reserves		90,705	78,609
Total Telesat Corporation shareholders’ equity		665,129	480,365
Non-controlling interest	15	1,747,130	1,355,337
Total shareholders’ equity		2,412,259	1,835,702
Total liabilities and shareholders’ equity		$6,490,269	$6,479,593

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine months ended September 30,

(in thousands of Canadian dollars)	Notes	2023	2022
Cash flows from operating activities
Net income (loss)		$545,298	$(172,457)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Depreciation		140,067	142,064
Amortization		9,927	11,204
Tax expense (recovery)		98,452	48,143
Interest expense		205,171	154,452
Interest income		(47,627)	(10,985)
(Gain) loss on foreign exchange		(181)	311,842
(Gain) loss on changes in fair value of financial instruments		—	(4,314)
Share-based compensation		26,066	55,460
(Gain) loss on disposal of assets		(7)	—
Gain on repurchase of debt		(221,462)	(106,916)
Deferred revenue amortization		(45,453)	(48,232)
Pension expense		4,254	5,694
C-band clearing income		(344,892)	—
Other		2,819	(792)
Income taxes paid, net of income tax received	22	(44,650)	(81,821)
Interest paid, net of interest received	22	(140,125)	(113,492)
Operating assets and liabilities	22	(31,640)	(28,832)
Net cash from operating activities		156,017	161,018

Cash flows (used in) generated from investing activities
Satellite programs		(46,896)	(22,820)
Purchase of property and other equipment		(26,879)	(23,462)
Purchase of intangible assets		(13,211)	(27)
C-band clearing proceeds		351,438	64,651
Net cash (used in) generated from investing activities		264,452	18,342

Cash flows (used in) generated from financing activities
Repayment of indebtedness	13,22	(316,733)	(97,234)
Payments of principal on lease liabilities	22	(1,608)	(1,804)
Satellite performance incentive payments	22	(4,319)	(5,064)
Proceeds from exercise of stock options		27	—
Tax withholdings on settlement of restricted share units		(2,719)	—
Government grant received		1,089	15,921
Net cash (used in) generated from financing activities		(324,263)	(88,181)

Effect of changes in exchange rates on cash and cash equivalents		1,046	134,269

Changes in cash and cash equivalents		97,252	225,448
Cash and cash equivalents, beginning of period		1,677,792	1,449,593
Cash and cash equivalents, end of period		$1,775,044	$1,675,041

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(all amounts in thousands of Canadian dollars, except where otherwise noted)

1. BACKGROUND OF THE COMPANY

Telesat Corporation (the “Corporation” or “Company”) was incorporated under the Business Corporations Act (British Columbia) in October 2020 and is headquartered in Ottawa, Canada.

The Corporation is a global satellite operator, providing mission-critical communications solutions to support the requirements of sophisticated satellite users throughout the world. The Company’s state-of-the-art fleet consists of 15 geostationary satellites and the Canadian payload on Viasat-1.

The Corporation is developing a constellation of low earth orbit (“LEO”) satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed”. In January 2018, the first LEO satellite, LEO 1, was successfully launched into orbit. The LEO 1 satellite has demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. In July 2023, the Corporation successfully launched its LEO 3 satellite into orbit.

The Corporation began trading on the Nasdaq Global Select Market and the Toronto Stock Exchange on November 19, 2021 under the ticker symbol “TSAT”. This followed the closing of Telesat Canada’s transaction with Loral Space & Communications Inc. (“Loral”) and Public Sector Pension Investment Board (“PSP Investments”) (the “Transaction”), in which Loral’s stockholders and Telesat Canada’s other equity holders exchanged their interests for equity in the new public holding company.

The Transaction resulted in the Loral stockholders, PSP Investments and certain individual shareholders (other than the Voting Directors) of Telesat Canada owning indirectly through the Corporation and Telesat Partnership LP (the “Partnership”) approximately the same percentage of equity as they held in Telesat Canada; the Corporation becoming the publicly traded general partner of the Partnership; and the Partnership indirectly owning all of the economic interests in Telesat Canada and Loral becoming a wholly owned subsidiary of the Partnership.

For further details on the Transaction, refer to the Corporation’s Registration Statement on Form F-4 filed with the U.S. Securities Exchange Commission (“SEC”) on June 24, 2021, which can be obtained on the SEC’s website at http://www.sec.gov and the Non-Offering Prospectus filed with the Ontario Securities Commission (“OSC”) on November 16, 2021, which can be obtained on the website http://www.Sedarplus.ca.

References herein to “Telesat” or “Company” refer to Telesat Corporation and its subsidiaries.

Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the unaudited interim condensed consolidated financial statements of Telesat.

On November 3, 2023, these financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.

2. BASIS OF PRESENTATION

Statement of Compliance

The financial statements represent the interim financial statements of the Company and its subsidiaries, on a consolidated basis, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).

The financial statements should be read in conjunction with the December 31, 2022 consolidated financial statements of the Corporation. The financial statements use the same basis of presentation and accounting policies and critical accounting judgments and estimates as outlined in Notes 4 and 5 of the consolidated financial statements for the year ended December 31, 2022.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. MATERIAL ACCOUNTING POLICY INFORMATION

Future Changes in Accounting Policies

The International Accounting Standards Board (“IASB”) periodically issues new and amended accounting standards. The new and amended standards determined to be applicable to the Company are disclosed below. The remaining new and amended standards have been excluded as they are not applicable.

Amendments to IAS 1

In October 2022, the IASB amended IAS 1, Presentation of Financial Statements with the aim of improving the information companies provide about long-term debt covenants.

The amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. The amendment requires a company to disclose information that enables users of financial statements to understand the risk that the liabilities could become repayable within twelve months after the reporting period. Such disclosure includes information about covenants and facts and circumstances, if any, that indicate the entity may have difficulty complying with the covenants.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024 with early adoption permitted.

The Company is currently evaluating the impact of the amendment.

4. SEGMENT INFORMATION

Telesat operates in a single operating segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

The Company derives revenue from the following services:

Broadcast — Direct-to-home television, video distribution and contribution, and occasional use services.

Enterprise — Telecommunication carrier and integrator, government, consumer broadband, resource, maritime and aeronautical, retail and satellite operator services.

Consulting and other — Consulting services related to space and earth segments, government studies, satellite control services, and research and development.

Revenue derived from the above services were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Broadcast	$85,146	$85,061	$257,015	$271,617
Enterprise	87,036	92,360	272,497	272,045
Consulting and other	2,904	2,681	8,748	8,823
Revenue	$175,086	$180,102	$538,260	$552,485

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SEGMENT INFORMATION (cont.)

Equipment sales included within the various services were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Broadcast	$6	$1	$16	$2
Enterprise	2,127	1,266	10,755	6,565
Equipment sales	$2,133	$1,267	$10,771	$6,567

Geographic Information

Revenue by geographic regions was based on the point of origin of the revenue, which was the destination of the billing invoice, and was allocated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Canada	$82,691	$83,106	$253,370	$246,637
United States	61,933	61,762	183,779	205,184
Latin America & Caribbean	8,903	12,740	36,782	42,830
Asia & Australia	12,914	11,973	37,485	31,896
Europe, Middle East & Africa	8,645	10,521	26,844	25,938
Revenue	$175,086	$180,102	$538,260	$552,485

For disclosure purposes, the satellites and the intangible assets have been classified based on ownership. Satellites, property and other equipment and intangible assets by geographic regions were allocated as follows:

As at,	September 30, 2023	December 31, 2022
Canada	$782,210	$784,261
United Kingdom	485,307	525,672
United States	22,601	36,612
Europe, Middle East & Africa (excluding United Kingdom)	12,390	15,344
All others	2,067	2,195
Satellites, property and other equipment	$1,304,575	$1,364,084
As at,	September 30, 2023	December 31, 2022
Canada	$707,024	$698,336
United States	40,601	40,647
Latin America & Caribbean	12,189	12,754
All others	4,511	5,141
Intangible assets	$764,325	$756,878

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SEGMENT INFORMATION (cont.)

Other long-term assets by geographic regions were allocated as follows:

As at,	September 30, 2023	December 31, 2022
Canada	$46,399	$47,977
Other long-term assets	$46,399	$47,977

Goodwill was not allocated to geographic regions.

Major Customers

For the three and nine months ended September 30, 2023 and 2022, there were two significant customers each representing more than 10% of consolidated revenue.

5. OPERATING EXPENSES

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Compensation and employee benefits(a)	$27,020	$32,590	$88,768	$115,961
Other operating expenses(b)	12,156	14,180	36,143	39,149
Cost of sales(c)	10,369	8,968	29,740	23,918
Operating expenses	$49,545	$55,738	$154,651	$179,028

____________

(a)      Compensation and employee benefits included salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation.

(b)      Other operating expenses included general and administrative expenses, marketing expenses, insurance expenses, professional fees and facility costs. The balance for the three and nine months ended September 30, 2023 included $0.3 million and $1.4 million, respectively, of leases not capitalized due to exemptions and variable lease payments not included in the measurement of the lease liabilities (three and nine months ended September 30, 2022 — $Nil and $1.4 million, respectively).

(c)      Cost of sales included the cost of third-party satellite capacity, the cost of equipment sales and other costs directly attributable to fulfilling the Company’s obligations under customer contracts.

6. OTHER OPERATING GAINS (LOSSES), NET

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Gain (loss) on disposal of assets	$(14)	$53	$7	$—
C-band clearing income	—	—	344,892	—
Other operating gains (losses), net	$(14)	$53	$344,899	$—

C-Band Clearing Income

In 2020, the United States Federal Communications Commission adopted a Report and Order in connection with the clearing of a 300 MHz band of C-band downlink spectrum between 3,700 and 4,000 MHz by December 5, 2025 to support the deployment of terrestrial 5G services in the United States (“Report and Order”).

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(all amounts in thousands of Canadian dollars, except where otherwise noted)

6. OTHER OPERATING GAINS (LOSSES), NET (cont.)

The Report and Order included a provision for an accelerated version of the C-band spectrum clearing deadlines as follows:

•        Phase I:    to clear 120 megahertz (3.7 – 3.82 GHz) by December 5, 2021; and

•        Phase II:    to clear remaining 180 megahertz (3.82 – 4.0 GHz) by December 5, 2023.

In May 2020, the Company officially committed to the accelerated version of the C-Band clearing program. An amount of $108.5 million (US$84.8 million) was recognized during the year ended December 31, 2021, relating to Phase I accelerated clearing of the C-band spectrum. Of this balance, $42.9 million was received in 2021 with the remaining payments received in 2022.

In June 2023, the Company filed certification of accelerated relocation relating to Phase II. The FCC received no challenges and on June 30, 2023, issued an order validating the certification. An amount of US$259.6 million was accrued and subsequently received during the nine months ended September 30, 2023, relating to Phase II accelerated clearing of the C-band spectrum. As of September 30, 2023, the Company has fulfilled all requirements of the program and all clearing proceeds have been received.

7. INTEREST EXPENSE

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Interest on indebtedness	$63,360	$51,381	$191,538	$135,491
Interest on derivative instruments	—	(310)	—	3,040
Interest on satellite performance incentive payments	357	439	1,131	1,370
Interest on significant financing component	3,853	4,249	11,945	12,986
Interest on employee benefit plans	(195)	121	(583)	355
Interest on leases	373	398	1,140	1,210
Interest expense	$67,748	$56,278	$205,171	$154,452

8. INCOME TAXES

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Current tax expense (recovery)	$14,531	$9,637	$55,559	$62,474
Deferred tax expense (recovery)	3,668	(4,968)	42,893	(14,331)
Tax expense (recovery)	$18,199	$4,669	$98,452	$48,143

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(all amounts in thousands of Canadian dollars, except where otherwise noted)

8. INCOME TAXES (cont.)

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Income (loss) before tax	$14,924	$(224,043)	$643,750	$(124,314)
Multiplied by the statutory income tax rates	26.43%	26.46%	26.43%	26.46%
	3,944	(59,282)	170,143	(32,894)
Income tax recorded at rates different from the Canadian tax rate	(7,846)	(1,881)	(11,421)	(5,528)
Permanent differences	7,919	34,344	(64,444)	41,142
Effect on deferred tax balances due to the change in income tax rates	—	—	(102)	—
Effect of temporary differences not recognized as deferred tax assets	17,350	37,552	6,687	53,748
Change in estimates related to prior period	(139)	465	(2,152)	(597)
Impact of foreign exchange	(2,825)	(5,921)	(421)	(7,120)
Other	(204)	(608)	162	(608)
Tax expense (recovery)	$18,199	$4,669	$98,452	$48,143
Effective income tax rate	121.94%	(2.08)%	15.29%	(38.73)%

9. SATELLITES, PROPERTY AND OTHER EQUIPMENT

For the nine months ended September 30, 2023, the Company had additions of $78.3 million (September 30, 2022 — $36.8 million) primarily related to acquisitions associated with the LEO program and the acquisition of a geostationary satellite in 2023.

10. INTANGIBLE ASSETS

For the nine months ended September 30, 2023, the Company had additions of $16.5 million. The additions are related to acquisitions associated with the LEO program.

With the exception of trade name, which has not been allocated to any Cash Generating Unit (“CGU”) and is tested for impairment at the asset level, indefinite life intangible assets are tested for impairment at the CGU level. In the case of orbital slots, the CGU is based on geography.

During 2023, we reviewed certain key assumptions to determine whether or not there were any changes in the assumptions from the valuation that was performed at the end of 2022. Based upon this review, there were no changes to the assumptions from the valuation that was performed at the end of 2022, and as such there was no impairment of the intangible assets, orbital slots or trade name.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(all amounts in thousands of Canadian dollars, except where otherwise noted)

11. GOODWILL

Goodwill is tested for impairment at the entity level because that represents the lowest level at which goodwill supports the Company’s operations and is monitored internally. An assessment is performed annually, or more frequently whenever events or changes in circumstances indicate that the carrying amounts of these assets are likely to exceed their recoverable amount.

During the first, second and third quarter of 2023, we reviewed certain key assumptions to determine whether or not there were any changes in the assumptions from the valuation that was performed at the end of 2022. Based upon this review, there was no impairment of goodwill.

12. LEASE LIABILITIES

The expected undiscounted contractual cash flows of the lease liabilities as at September 30, 2023 were as follows:

Remaining 2023	2024	2025	2026	2027	Thereafter	Total
$952	$3,726	$3,644	$3,071	$2,896	$33,859	$48,148

The undiscounted contractual cash flows included $13.8 million of interest payments.

13. INDEBTEDNESS

The outstanding indebtedness was comprised of the following:

	September 30, 2023	December 31, 2022
Senior Secured Credit Facilities
Revolving facility	$—	$—
Term Loan B – U.S. Facility(1) (September 30, 2023 – US$1,448,267; December 31, 2022 – US$1,552,815)	1,966,312	2,104,685
Senior Unsecured Notes(2) (September 30, 2023 – US$295,000; December 31, 2022 – US$390,000)	400,522	528,606
Senior Secured Notes(3) (September 30, 2023 – US$299,995; December 31, 2022 – US$400,000)	407,303	542,160
2026 Senior Secured Notes(4) (September 30, 2023 – US$399,040; December 31, 2022 – US$500,000)	541,777	677,700
	3,315,914	3,853,151
Deferred financing costs, prepayment options and loss on repayment	(2,992)	(3,070)
	3,312,922	3,850,081
Less: current indebtedness	(35,979)	—
Long-term indebtedness	$3,276,943	$3,850,081

____________

(1)      On December 6, 2019, Telesat Canada entered into a new amended and restated Credit Agreement with a syndicate of banks which provides for the extension of credit under the Senior Secured Credit Facilities (“Senior Secured Credit Facilities”). The Senior Secured Credit Facilities are comprised of two tranches — a revolving credit facility (“Revolving facility”) of up to US$200.0 million (or Canadian equivalent) maturing in December 2024 and Term Loan B — U.S. Facility of US$1,908.5 million maturing in December 2026.

On May 9, 2023, Telesat Canada entered into a seventh amendment (the “Amendment”) to the Credit Agreement. The Amendment amends the Credit Agreement to replace LIBOR-based benchmark rates with SOFR-based benchmark rates and to make certain other conforming changes. Following the Amendment, loans under the Revolving Facility bear interest,

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(all amounts in thousands of Canadian dollars, except where otherwise noted)

13. INDEBTEDNESS (cont.)

at Telesat Canada’s option, at either (x) in the case of loans denominated in Canadian Dollars, (i) a floating rate based on the Canadian prime rate, plus an applicable margin ranging from 0.75% to 1.25% or (ii) a floating rate based on the Canadian BA rate, plus an applicable margin ranging from 1.75% to 2.25%, or (y) in the case of loans denominated in US dollars, (i) a floating rate based on the base rate, plus an applicable margin ranging from 0.75% to 1.25% or (ii) a floating rate based on SOFR, plus an applicable margin ranging from 1.75% to 2.25%. Loans under the Term Loan B Facility bear interest, at Telesat Canada’s option, at either (i) a floating rate based on the base rate, plus an applicable margin of 1.75% or (ii) a floating rate based on SOFR, plus an applicable margin of 2.75%. In addition, loans benchmarked against SOFR will be subject to a credit spread adjustment of 0.11448% for a one-month interest period, 0.26161% for a three-month interest period and 0.42826% for a six-month interest period.

During the three and nine months ended September 30, 2023, Telesat repurchased a portion of the Term Loan B loans with a principal amount of $141.2 million (US$104.5 million) for retirement in exchange for $106.6 million (US$78.9 million).

(2)      On October 11, 2019, Telesat Canada issued, through a private placement, US$550.0 million of 6.5% Senior Unsecured Notes at an interest rate of 6.5%, which mature in October 2027 (“Senior Unsecured Notes”).

During the nine months ended September 30, 2022, Telesat repurchased for retirement Senior Unsecured Notes with a principal amount of $202.1 million (US$160.0 million) in exchange for $97.2 million (US$77.0 million). The repurchase resulted in a write-off of the related debt issue costs and prepayment options in the amount of $1.9 million (US$1.5 million), and a gain on extinguishment of debt of $106.9 million (US$84.5 million).

There were no repurchases during the three months ended September 30, 2022.

During the nine months ended September 30, 2023, Telesat repurchased Senior Unsecured Notes, with a principal amount of $128.9 million (US$95.0 million) in exchange for $53.7 million (US$39.5 million).

There were no repurchases during the three months ended September 30, 2023.

(3)      On December 6, 2019, Telesat Canada issued, through a private placement, US$400.0 million 4.875% Senior Secured Notes, at an interest rate of 4.875%, which mature in June 2027 (“Senior Secured Notes”).

During the nine months ended September 30, 2023, Telesat repurchased Senior Secured Notes with a principal amount of $133.6 million (US$100.0 million) in exchange for $77.0 million (US$57.6 million). Of this balance, Telesat repurchased Senior Secured Notes in the three months ended September 30, 2023 with a principal amount of $9.2 million (US$6.9 million) in exchange for $5.5 million (US$4.1 million).

(4)      On April 27, 2021, Telesat Canada issued, through a private placement, US$500 million in aggregate principal amount of 5.625% Senior Secured Notes maturing on December 6, 2026 (“2026 Senior Secured Notes”).

During the nine months ended September 30, 2023, Telesat repurchased 2026 Senior Secured Notes with a principal amount of $134.5 million (US$101.0 million) in exchange for $79.6 million (US$59.7 million). Of this balance, Telesat repurchased 2026 Senior Secured Notes in the three months ended September 30, 2023 with a principal amount of $75.6 million (US$57.3 million) in exchange for $45.5 million (US$34.5 million).

As a result of the repurchases of the Senior Unsecured Notes, Senior Secured Notes, the 2026 Senior Secured Notes and the Term Loan B loans for the nine month ended September 30, 2023, a gain on repurchase of debt of $221.5 million, inclusive of a write-off of the related debt costs and prepayment options of $0.1 million, was recorded. Of this balance, in the three months ended September 30, 2023, a gain on repurchase of debt of $68.1 million, inclusive of a write-off of the related debt costs and prepayment options of $0.1 million, was recorded.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(all amounts in thousands of Canadian dollars, except where otherwise noted)

14. SHARE CAPITAL

The Class A Common shares together with the Class B Variable Voting shares represent the Corporation’s Public Shares (“Telesat Public Shares”). The Class C Fully Voting shares and Class C Limited Voting shares shall be referred to as (“Class C Shares”). The Telesat Public Shares and Class C Shares together represent Telesat Corporation Shares (“Telesat Corporation Shares”).

The number of shares and stated value of the outstanding shares were as follows:

	September 30, 2023		December 31, 2022
	Number of shares	Stated value	Number of shares	Stated value
Telesat Public Shares	13,486,170	$44,732	12,692,450	$40,214
Class C Shares	112,841	6,340	112,841	6,340
	13,599,011	$51,072	12,805,291	$46,554

The breakdown of the number of shares of Telesat Public Shares, as at September 30, 2023, was as follows:

Class A Common shares	1,321,912
Class B Variable Voting shares	12,164,258
Telesat Public shares	13,486,170

The split between the Class A Common shares and Class B Variable Voting shares in the table above is based on information available to the Company as at September 30, 2023.

In addition, the Company has one Class A Special Voting Share, one Class B Special Voting Share, one Class C Special Voting Share and one Golden Share outstanding, each with a nominal stated value as at September 30, 2023 and December 31, 2022. The voting rights of the Special Voting Shares and the Golden Share are more fully described in the Company’s Annual Report filed on Form 20-F for the year ended December 31, 2022 that can be obtained on the SEC’s website at http://www.sec.gov and on SEDAR at http://www.sedarplus.ca.

During the nine months ended September 30, 2023, 511,157 Restricted Share Units (“RSUs”) were settled for 260,247 Telesat Public Shares, on a net settlement basis (nine months ended September 30, 2022 — 27,573 RSUs were settled for 12,813 Telesat Public Shares, on a net settlement basis).

During the nine months ended September 30, 2023, 532,473 Telesat Public Shares were issued in exchange for an equal number of Class B Limited Partnership units (“LP Units”) (nine months ended September 30, 2022 — 562,351).

During the nine months ended September 30, 2023, 1,000 options were exercised in exchange for an equal number of Telesat Public Shares (nine months ended September 30, 2022 — Nil).

The number and stated value of the outstanding LP Units of Telesat Partnership LP were as follows:

	September 30, 2023		December 31, 2022
	Number of units	Stated value	Number of units	Stated value
Class A and Class B LP Units	18,321,792	$50,141	18,854,265	$51,598
Class C LP Units	18,098,362	38,893	18,098,362	38,893
	36,420,154	$89,034	36,952,627	$90,491

On consolidation into the Corporation, the stated value of the LP Units is included under non-controlling interest.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. NON-CONTROLLING INTEREST

Non-controlling interests represent equity interests in the Partnership that are not attributable to the Company. As at September 30, 2023, the Corporation held a general partnership interest representing approximately 27% economic interest in the Partnership (December 31, 2022 — approximately 26%). The remaining 73% economic interest represents exchangeable units held by the limited partnership unit holders (December 31, 2022 — 74%).

Net income (loss) attributable to non-controlling interests represents the non-controlling interests’ portion of the Partnership’s net income (loss).

16. SHARE-BASED COMPENSATION PLANS

On November 19, 2021, Telesat Corporation adopted an omnibus long-term incentive plan (“Omnibus Plan”). The Omnibus Plan allows for a variety of equity-based awards including stock options, RSUs, performance share units (“PSUs”) and deferred share units (“DSUs”). The stock options, RSUs, PSUs and DSUs are collectively referred to as “Award”. Each Award will represent the right to receive Public Shares or, in the case of PSUs, RSUs or DSUs, Public Shares or cash, in accordance with the terms of the Omnibus Plan.

Telesat Holdings Inc. (the predecessor entity to Telesat Canada and Telesat Corporation) adopted a management stock incentive plan in September 2008, as amended (the “2008 Telesat Plan”) and a second management stock incentive plan in April 2013, as amended (the “2013 Telesat Plan”). In the first half of 2021, Telesat Canada also adopted a restricted share unit plan (the “RSU Plan” together with the 2008 Telesat Plan and 2013 Telesat Plan, the “Historic Plan”).

The changes in number of time vesting stock options outstanding and their weighted average exercise price under the Omnibus Plan and Historic Plan have been summarized below:

	Historic plan		Omnibus Plan
	Number of options	Weighted average exercise price (in $)	Number of options	Weighted average exercise price (in $)
Outstanding, January 1, 2023	793,667	$50.30	285,149	$16.64
Granted	—	$—	550,519	$11.89
Forfeited	(5,981)	$44.95	(32,403)	$16.64
Expired	(579,459)	$54.58	—	$—
Exercised	(1,000)	$26.77	—	$—
Outstanding, September 30, 2023	207,227	$38.60	803,265	$13.38

The movement under the Historic Plan was as follows:

	Number of RSUs with time criteria	Number of RSUs with time and performance criteria
Outstanding, January 1, 2023	973,338	124,080
Forfeited	(47,564)	—
Settled	(408,086)	—
Outstanding, September 30, 2023	517,688	124,080

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(all amounts in thousands of Canadian dollars, except where otherwise noted)

16. SHARE-BASED COMPENSATION PLANS (cont.)

The movement under the Omnibus Plan was as follows:

	Number of RSUs with time criteria	Number of PSUs with time and performance criteria	Number of DSUs
Outstanding, January 1, 2023	351,071	140,583	46,576
Granted	577,536	281,683	64,216
Settled	(103,071)	—	—
Forfeited	(19,846)	(15,975)	—
Outstanding, September 30, 2023	805,690	406,291	110,792

17. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net income (loss) for the period attributable to shareholders of each class of shares by the weighted average number of shares outstanding during the period.

Diluted earnings per share is calculated to give effect to equity awards.

The following table presents reconciliations of the numerators of the basic and diluted per share computations:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Net income (loss) attributable to Telesat Corporation Shares	$(1,022)	$(58,552)	$147,021	$(46,517)
Effect of diluted securities	—	—	13,999	—
Diluted net income (loss) attributable to Telesat Corporation Shares	$(1,022)	$(58,552)	$161,020	$(46,517)

The following table presents reconciliations of the denominators of the basic and diluted per share computations:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Basic total weighted average number of Telesat Corporation Shares outstanding	13,576,099	12,489,993	13,354,723	12,210,018
Effect of diluted securities
Stock options	—	—	33,911	—
RSUs	—	—	1,433,410	—
DSUs	—	—	81,976	—
PSUs	—	—	257,957	—
Diluted total weighted average number of Telesat Corporation Shares outstanding	13,576,099	12,489,993	15,161,977	12,210,018

Effect of diluted securities represents Telesat Public Shares and Class C Shares assumed to be issued for no consideration. The difference between the number of Telesat Public Shares and Class C Shares assumed issued on exercise and the number of Telesat Public Shares and Class C Shares assumed repurchased are treated as an issue of common shares for no consideration. Balances are only included within the table if the security has a dilutive impact on the total weighted average number of Telesat Corporation shares and in the case of stock options are in-the-money.

For the purpose of earnings per share, all of the Telesat Public Shares and Class C Shares have equivalent economic rights.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(all amounts in thousands of Canadian dollars, except where otherwise noted)

18. GOVERNMENT GRANT

In May 2019, Telesat entered into an agreement for a non-refundable government contribution of a value up to $85 million for a period until December 31, 2024 relating to the Telesat Lightspeed constellation.

For the nine months ended September 30, 2023, the Company recorded $12.9 million relating to the agreement (nine months ended September 30, 2022 — $6.9 million).

Of the amount recorded in the nine months ended September 30, 2023, $9.8 million was recorded as a reduction to satellites, property and other equipment and $3.1 million was recorded as a reduction to operating expenses (nine months ended September 30, 2022 — $3.4 million was recorded as a reduction to satellites, property and other equipment, $0.1 million as reduction to prepaid expenses and other current assets and $3.4 million was recorded as a reduction to operating expenses).

19. CAPITAL DISCLOSURES

The Senior Secured Credit Facilities, Senior Secured Notes and 2026 Senior Secured Notes are secured by substantially all of the Company’s assets, excluding the assets of unrestricted subsidiaries. If the Revolving Facility is drawn, the Senior Secured Credit Facilities require the Company to comply with a first lien net leverage ratio test. As at September 30, 2023, the first lien net leverage ratio was 4.78:1, which was less than the maximum test ratio of 5.75:1.

The Company’s operating results are tracked against budget on a monthly basis, and this analysis is reviewed by senior management.

20. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at September 30, 2023.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. As at September 30, 2023, the maximum exposure to credit risk is equal to the carrying value of the financial assets which totaled $1,847.1 million (December 31, 2022 — $1,730.0 million).

The following table provides breakdown by maturity of financial assets as at September 30, 2023:

		Contractual cash flows
	Carrying amount	Remaining 2023	2024	2025	2026	2027	Thereafter
Cash and cash equivalents	$1,775,044	$1,775,044	$—	$—	$—	$—	$—
Trade and other receivables, excluding deferred receivables	60,076	60,076	—	—	—	—	—
Deferred receivables	10,605	1,663	3,036	1,526	1,390	680	2,310
Other financial assets	1,338	509	—	—	—	—	829
	$1,847,063	$1,837,292	$3,036	$1,526	$1,390	$680	$3,139

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(all amounts in thousands of Canadian dollars, except where otherwise noted)

20. FINANCIAL INSTRUMENTS (cont.)

Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments.

The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks related to trade accounts receivable. The Company’s standard payment terms are 30 days with interest typically charged on balances remaining unpaid at the end of standard payment terms. The Company’s historical experience with customer defaults has been minimal. As at September 30, 2023, North American and International customers made up 43% and 57% of the outstanding trade receivable balance, respectively (December 31, 2022 — 48% and 52%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts as at September 30, 2023 was $6.5 million (December 31, 2022 — $4.9 million).

The Company mitigates the credit risk associated with derivative instruments by entering into them with only high-quality financial institutions.

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the U.S. dollar denominated indebtedness, cash and short-term investments. As at September 30, 2023 and December 31, 2022, the entire indebtedness was denominated in U.S. dollars, with the Canadian dollar equivalent of the U.S. dollar denominated indebtedness equaling $3,315.9 million and $3,853.2 million, respectively, before netting of deferred financing costs, prepayment options and loss on repayment.

As at September 30, 2023, the impact of a 5 percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar on financial assets and liabilities would have decreased (increased) net income (loss) by $152.5 million (December 31, 2022 — $172.1 million) and increased (decreased) other comprehensive income (loss) by $70.7 million (December 31, 2022 — $57.5 million). This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its indebtedness. The interest rate risk on the indebtedness is from a portion of the indebtedness having a variable interest rate. Changes in the interest rates could impact the amount of interest that the Company is required to pay or receive.

If the interest rates on the variable rate indebtedness change by 0.25%, the result would be an increase or decrease to net income of $1.3 million and $3.9 million for the three and nine months ended September 30, 2023, respectively (for the three and nine months ended September 30, 2022 — $0.9 million and $3.0 million, respectively).

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient funds available to meet current and foreseeable financial requirements.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(all amounts in thousands of Canadian dollars, except where otherwise noted)

20. FINANCIAL INSTRUMENTS (cont.)

The contractual maturities of financial liabilities as at September 30, 2023 were as follows:

	Carrying amount	Contractual cash flows (undiscounted)	Remaining 2023	2024	2025	2026	2027	Thereafter
Trade and other payables	$44,520	$44,520	$44,520	$—	$—	$—	$—	$—
Customer and other deposits	1,621	1,621	630	564	222	51	—	154
Satellite performance incentive payments	21,163	25,689	2,753	5,670	3,343	3,404	2,519	8,000
Other financial liabilities	2,391	2,391	2,391	—	—	—	—	—
Indebtedness(1)	3,358,515	4,160,637	129,928	242,832	241,431	2,702,659	843,787	—
	$3,428,210	$4,234,858	$180,222	$249,066	$244,996	$2,706,114	$846,306	$8,154

____________

(1)      Indebtedness excludes deferred financing costs, prepayment options and loss on repayment.

The interest payable and interest payments included in the carrying value and contractual cash flows, respectively, in the above table, were as follows:

	Interest payable	Interest payments
Satellite performance incentive payments	$369	$4,895
Indebtedness	$42,601	$844,723

Financial assets and liabilities recorded on the balance sheets and the fair value hierarchy levels used to calculate those values were as follows:

As at September 30, 2023	Amortized cost	Fair Value	Fair value hierarchy
Cash and cash equivalents	$1,775,044	$1,775,044	Level 1
Trade and other receivables	64,393	64,393	(1)
Other current financial assets	509	509	Level 1
Other long-term financial assets	7,117	7,117	Level 1
Trade and other payables	(44,520)	(44,520)	(1)
Other current financial liabilities	(51,320)	(51,771)	Level 2
Other long-term financial liabilities	(16,458)	(15,636)	Level 2
Indebtedness(2)	(3,315,914)	(2,286,118)	Level 2
	$(1,581,149)	$(550,982)

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(all amounts in thousands of Canadian dollars, except where otherwise noted)

20. FINANCIAL INSTRUMENTS (cont.)

As at December 31, 2022	Amortized cost	Fair Value	Fair value hierarchy
Cash and cash equivalents	$1,677,792	$1,677,792	Level 1
Trade and other receivables	41,248	41,248	(1)
Other current financial assets	515	515	Level 1
Other long-term financial assets	10,476	10,476	Level 1
Trade and other payables	(43,555)	(43,555)	(1)
Other current financial liabilities	(48,397)	(49,500)	Level 2
Other long-term financial liabilities	(19,663)	(19,164)	Level 2
Indebtedness(2)	(3,853,151)	(1,684,897)	Level 2
	$(2,234,735)	$(67,085)

____________

(1)      Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

(2)      Indebtedness excludes deferred financing costs, prepayment options and loss on prepayment.

Assets pledged as security

The Senior Secured Credit Facilities, Senior Secured Notes and 2026 Senior Secured Notes are secured by substantially all of Telesat’s assets excluding the assets of unrestricted subsidiaries.

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, the Company determines fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

The fair value hierarchy is as follows:

Level 1 is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially all of the full term of the assets or liabilities.

Level 3 is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(all amounts in thousands of Canadian dollars, except where otherwise noted)

20. FINANCIAL INSTRUMENTS (cont.)

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. As at September 30, 2023, cash and cash equivalents included $10.3 million (December 31, 2022 — $8.5 million) of short-term investments.

The fair value of the satellite performance incentive payments, included in other current and long-term financial liabilities, was determined using a discounted cash flow methodology. The calculation is performed on a recurring basis. As at September 30, 2023 and December 31, 2022, the discount rate used was 7.5% and 6.6%, respectively.

The fair value of the indebtedness was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, prepayment options and loss on repayment. The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates, which are a percentage of face value of the indebtedness, used were as follows:

	September 30, 2023	December 31, 2022
Term Loan B – U.S. Facility – Senior Secured Credit Facilities	73.13%	45.63%
Senior Unsecured Notes	52.23%	29.90%
Senior Secured Notes	65.02%	45.71%
2026 Senior Secured Notes	69.08%	47.02%

Fair value of derivative financial instruments

Derivatives were valued using a discounted cash flow methodology. The calculations of the fair value of the derivatives are performed on a recurring basis.

Prepayment option cash flows were calculated with a third-party option valuation model which is based on the current price of the debt instrument and discounted based on a discount curve.

The discount rates used to discount cash flows as at September 30, 2023 ranged from 4.89% to 5.81% (December 31, 2022 — 4.00% to 5.16%).

21. EMPLOYEE BENEFIT PLANS

The expenses included on the condensed consolidated statements of income (loss) was as follows:

Three months ended September 30, 2023	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$1,131	$170	$1,301	$116	$—	$116
Interest expense (income)	$(574)	$142	$(432)	$231	$6	$237
Three months ended September 30, 2022	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$1,594	$135	$1,729	$178	$—	$178
Interest expense (income)	$(199)	$134	$(65)	$182	$4	$186

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(all amounts in thousands of Canadian dollars, except where otherwise noted)

21. EMPLOYEE BENEFIT PLANS (cont.)

Nine months ended September 30, 2023	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$3,393	$512	$3,905	$349	$—	$349
Interest expense (income)	$(1,720)	$424	$(1,296)	$695	$18	$713
Nine months ended September 30, 2022	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$4,762	$399	$5,161	$533	$—	$533
Interest expense (income)	$(599)	$394	$(205)	$548	$12	$560

No amounts were recorded on the condensed consolidated statements of comprehensive income (loss) for the three and nine months ended September 30, 2023 or 2022.

The balance sheet obligations, distributed between pension and other post-employment benefits were as follows:

As at September 30, 2023	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Included in other long-term liabilities	$—	$9,957	$9,957	$18,456	$3,578	$22,034
Included in other long-term assets	$46,049	$—	$46,049	$—	$—	$—
As at December 31, 2022	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Included in other long-term liabilities	$—	$11,117	$11,117	$17,888	$3,857	$21,745
Included in other long-term assets	$47,312	$—	$47,312	$—	$—	$—

22. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:

As at September 30,	2023	2022
Cash	$1,764,777	$1,666,695
Short-term investments(1)	10,267	8,346
Cash and cash equivalents	$1,775,044	$1,675,041

____________

(1)      Consisted of short-term investments with an original maturity of three months or less or which are available on demand with no penalty for early redemption.

Income taxes paid, net of income taxes received was comprised of the following:

Nine months ended September 30,	2023	2022
Income taxes paid	$(44,653)	$(82,436)
Income taxes received	3	615
	$(44,650)	$(81,821)

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(all amounts in thousands of Canadian dollars, except where otherwise noted)

22. SUPPLEMENTAL CASH FLOW INFORMATION (cont.)

Interest paid, net of interest received was comprised of the following:

Nine months ended September 30,	2023	2022
Interest paid	$(188,265)	$(123,627)
Interest received	48,140	10,135
	$(140,125)	$(113,492)

The reconciliation of the liabilities arising from financing activities were as follows:

	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2023	$3,850,081	$25,124	$34,106
Cash outflows	(316,733)	(4,319)	(1,608)
Amortization of deferred financing costs, prepayment options and loss on repayment	765	—	—
Gain on repurchase of debt	(221,462)	—	—
Non-cash additions	—	—	1,424
Interest paid	—	—	(1,140)
Interest accrued	—	—	1,140
Impact of foreign exchange	271	(11)	3
Balance as at September 30, 2023	$3,312,922	$20,794	$33,925
	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2022	$3,792,597	$30,344	$35,678
Cash outflows	(97,234)	(5,064)	(1,804)
Amortization of deferred financing costs, prepayment options and loss on repayment	601	—	—
Gain on repurchase of debt	(106,916)	—	—
Non-cash addition	—	—	376
Interest paid	—	—	(1,210)
Interest accrued	—	—	1,210
Impact of foreign exchange	338,970	2,442	491
Balance as at September 30, 2022	$3,928,018	$27,722	$34,741

The net change in operating assets and liabilities was comprised of the following:

Nine months ended September 30,	2023	2022
Trade and other receivables	$(17,024)	$(767)
Financial assets	3,215	3,668
Other assets	(4,283)	(19,744)
Trade and other payables	(13,141)	(11,535)
Financial liabilities	(1,201)	(1,310)
Other liabilities	794	856
	$(31,640)	$(28,832)

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(all amounts in thousands of Canadian dollars, except where otherwise noted)

22. SUPPLEMENTAL CASH FLOW INFORMATION (cont.)

Non-cash investing activities were comprised of:

Nine months ended September 30,	2023	2022
Satellites, property and other equipment	$8,918	$(2,084)
Intangible assets	$3,298	$—

23. COMMITMENTS AND CONTINGENT LIABILITIES

The following were the Company’s off-balance sheet contractual obligations as at September 30, 2023:

	Remaining 2023	2024	2025	2026	2027	Thereafter	Total
Property leases	$409	$1,110	$1,114	$1,113	$980	$11,192	$15,918
Capital commitments	46,724	43,481	54,444	—	—	—	144,649
Other operating commitments	8,723	28,076	13,672	8,978	6,782	13,199	79,430
	$55,856	$72,667	$69,230	$10,091	$7,762	$24,391	$239,997

Property leases consisted of off-balance sheet contractual obligations for land or building usage, while capital commitments included commitments for capital projects. Other operating commitments consisted of third-party satellite capacity arrangements as well as other commitments that are not categorized as property leases or capital commitments. The Company’s off-balance sheet obligations included the future minimum payments for the non-cancellable period of each respective obligation, which have various terms and expire between 2023 to 2039.

Certain variable costs associated with the capitalized leases have been included in property leases commitments with a termination date co-terminus with the lease liability.

The Company has entered into contracts for the development of the Telesat Lightspeed constellation and other capital expenditures. The total outstanding non-cancellable commitments as at September 30, 2023 were included in capital commitments.

The Company has agreements with various customers for prepaid revenue on several service agreements which take effect when the satellite is placed in service. The Company is responsible for operating and controlling these satellites.

As at September 30, 2023, customer prepayments of $300.8 million (December 31, 2022 — $326.4 million), a portion of which is refundable under certain circumstances, were reflected in other current and long-term liabilities.

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnifications.

Telesat Corporation and Telesat CanHold Corporation have entered into an indemnification agreement with PSP Investments where they will indemnify PSP Investments on a grossed-up basis for PSP Investment’s pro rata share of the costs relating to: (a) certain losses and litigation proceedings related to the Transaction, (b) certain losses with regard to Loral and out-of-pocket expenses of Loral and (c) certain tax matters.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(all amounts in thousands of Canadian dollars, except where otherwise noted)

23. COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

In the case of indemnification for certain tax matters only, there will be a cap of US$50 million (other than with respect to defense costs and grossed-up payments) and all other indemnification obligations will be uncapped.

Legal Proceedings

The Company participates from time to time in legal proceedings arising in the normal course of its business.

Telesat previously received assessments from Brazilian tax authorities alleging that additional taxes are owed on revenue earned for the period 2003 to 2018. The total disputed amount for the period 2003 to 2018, including interest and penalties, is now $108.3 million. The disputes relate to the Brazilian tax authorities’ characterization of revenue. The Company has challenged the assessments. The Company believes the likelihood of a favorable outcome in these disputes is more likely than not and, as such, no reserve has been established.

Other than the legal proceedings disclosed above and in Note 34 of the Company’s December 31, 2022 consolidated financial statements, the Company is not aware of any proceedings outstanding or threatened as at the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

24. RELATED PARTY TRANSACTIONS

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communications equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Compensation of executives and Board level directors

Compensation of the Company’s executives consists of short-term benefits (including salaries), post-employment benefits and share-based compensation. Compensation of the Company’s Board level directors consists of cash and share-based compensation. The transactions have been entered into with the Company in the normal course of operations.

Transactions with related parties

The Company’s related parties included Red Isle Private Investments Inc. (“Red Isle) and MHR Fund Management LLC (“MHR”). There were no transactions or balances with Red Isle or MHR during any of the periods presented.

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the three and nine months ended September 30, 2023 were $2.4 million and $3.1 million, respectively (three and nine months ended September 30, 2022 — $2.6 million and $4.7 million, respectively).

25. SUBSEQUENT EVENTS

Debt repurchases

In October 2023 and up to November 3, 2023, Telesat committed to repurchase a portion of the Term Loan B loans with a principal amount of $36.0 million (US$26.5 million) for retirement at an aggregate cost of $27.0 million (US$19.9 million).

Item 2.       Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following management’s discussion and analysis (the “MD&A”) should be read in conjunction with Telesat Corporation’s unaudited interim condensed consolidated financial statements and the related notes for the three and nine month periods ended September 30, 2023.

As a result of Telesat Canada’s transaction with Loral Space & Communications Inc. (“Loral”) and Public Sector Pension Investment Board (the “Transaction”), Loral’s stockholders and Telesat Canada’s other equity holders exchanged their interests for equity in the new public holding company. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to Telesat Corporation’s unaudited condensed consolidated financial statements included herein.

All figures reported in this MD&A are in Canadian dollars, except where we indicate otherwise, and are referenced as “$” and “dollars”.

This MD&A contains a translation of some Canadian dollar amounts into United States dollars at specified exchange rates solely for your convenience. All references to “US$” and “U.S. dollar” refer to United States dollars.

The financial statements presented herein have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting.

Certain totals, subtotals and percentages may not reconcile due to rounding.

The information contained in this MD&A takes into account information available up to November 3, 2023, unless otherwise noted.

This MD&A makes reference to certain non-IFRS measures, namely, Adjusted EBITDA, Adjusted EBITDA margin and Consolidated EBITDA. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. For a reconciliation of the non-IFRS measure to the most closely comparable IFRS measure, see below under the heading “Non-IFRS Measures”.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in this MD&A, the words “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “project,” “intend” or “outlook” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. In addition, Telesat Corporation or its representatives have made or may make forward-looking statements, orally or in writing, which may be included in, but are not limited to, various filings made from time to time with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulatory authorities, and press releases or oral statements made with the approval of an authorized executive officer of Telesat Corporation. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

These forward-looking statements and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Actual results may differ materially from anticipated results as a result of certain risks and uncertainties described. The results are not limited to the risks listed below and, in the section, entitled “Risk Factors” included in Telesat Corporation’s Annual Report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”) which were filed with the SEC and the Canadian securities regulatory authorities on March 29, 2023 and in our Quarterly Report on Form 6-K for the three and six month periods ended June 30, 2023, under “Risk Factors”. The Annual and Quarterly Report can be obtained on the SEC’s website at http://www.sec.gov and the System for Electronic Document Analysis and Retrieval (“SEDAR”) at http://www.sedarplus.ca. There may be additional risks of which we are not presently aware or that we currently believe are immaterial which could have an adverse impact on our business. We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances that may change, except where we are expressly required to do so by law.

Factors that could cause actual results to differ from those projected include, but are not limited to (1) risks associated with financial factors, including swings in the global financial markets, increases in interest rates, fluctuations in foreign exchange rates, and access to capital; (2) risks associated with satellite services, including dependence on large customers, launch delays and failures, in-orbit failures and competition; (3) risks and uncertainties associated with Telesat Lightspeed, including overcoming technological challenges, access to spectrum and markets, governmental restrictions or regulations, supply chain disruptions, the impact of inflation on development costs and financing, raising sufficient capital to design and implement the system and competition from other low earth orbit systems; (4) regulatory risks, such as the effect of industry and government regulations that affect Telesat; and (5) other risks. The foregoing list of important factors is not exclusive. Furthermore, Telesat operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond Telesat’s control.

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this MD&A. These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this MD&A may turn out to be inaccurate.

Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data. These forward-looking statements speak only as at the date of this MD&A. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC and the Canadian securities regulatory authorities, after the date of this MD&A.

This MD&A contains estimates, projections, market research and other information concerning our industry, our business, and the markets for our services. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information.

Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry and general publications, government data and similar sources.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section of our Annual Report and Quarterly Report entitled “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

Any references to forward-looking statements in this MD&A include forward-looking information within the meaning of applicable Canadian securities laws.

Additional information regarding the Company, including the Annual Reports and Quarterly Reports, can be obtained on the SEC’s website at http://www.sec.gov and on SEDAR at http://www.sedarplus.ca.

OPERATING HIGHLIGHTS

Successful Launch of LEO 3 Demonstration Satellite

In July 2023, we launched our LEO 3 demonstration satellite, which has successfully completed in-orbit testing. The LEO 3 satellite features Ka-and V-band payloads and will provide continuity for customer and ecosystem vendor testing campaigns following the decommissioning of Telesat’s Phase 1 LEO satellite.

MDA Contracted to Manufacture Lightspeed Satellites; Telesat Lightspeed Now Fully Funded Through Global Service Delivery

In August 2023, we announced that space technology company MDA Ltd. has been contracted to build the advanced satellites for the Telesat Lightspeed Low Earth Orbit (“LEO”) program. We also announced that Telesat Lightspeed is now fully funded through global service delivery taking into account the Company’s own equity contribution, certain vendor financing, and aggregate funding commitments from our Canadian federal and provincial government partners.

The finalization of the Canadian federal and provincial funding is dependent on a number of conditions, including the conclusion of definitive agreements. There are numerous risks and uncertainties associated with our business and the Telesat Lightspeed constellation. See the Risk factors discussed in Telesat Corporation’s Annual report on Form 20-F for the year ended December 31, 2022 as well as the Risk Factors section in its Quarterly Report on Form 6-K for the three- and six-month periods ended June 30, 2023

SpaceX Launch Agreement

In September 2023, we announced that we had entered into a launch agreement with SpaceX for 14 launches on SpaceX’s Falcon 9. These launches will carry up to 18 of our Lightspeed satellites per launch from SpaceX’s launch facilities in California and Florida.

C-band Spectrum Clearing Payments

On June 30, 2023, the Wireless Telecommunications Bureau of the U.S. Federal Communications Commission (“FCC”) completed their validation of our Phase II certification of accelerated C-band clearing activities in the 3.7 GHz band and confirmed we were eligible to receive our second accelerated relocation payment of US$259.6 million.

An amount of $344.9 million (US$259.6 million) was recognized during the three months ended June 30, 2023 and was recorded under other operating gains (losses), net, and the payments were received in the three months ended September 30, 2023.

Repurchase of Debt

During the three months ended September 30, 2023, we repurchased Senior Secured Notes, 2026 Senior Secured Notes and a portion of our U.S. TLB Facility with a cumulative principal amount of $226.0 million (US$168.8 million) in exchange for $157.6 million (US$117.6 million).

In October 2023 and up to November 3, 2023, we have committed to repurchase an additional portion of our U.S. TLB Facility with a principal amount of US$26.5 million in exchange for US$19.9 million.

Combined from April 1, 2023 to November 3, 2023, we repurchased, or committed to repurchase, cumulatively Senior Secured Notes, 2026 Senior Secured Notes, Senior Unsecured Notes and a portion of our U.S. TLB Facility with a principal amount of US$427.0 million in exchange for US$255.6 million.

OVERVIEW OF THE BUSINESS

We are a leading global satellite services operator, providing our customers with mission-critical communications services since the start of the satellite communications industry in the 1960s. Through a combination of advanced satellites and ground facilities and a highly expert and dedicated staff, our communications solutions support the requirements of sophisticated satellite users throughout the world. We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting and other.

The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in-orbit insurance. Historically, we have been able to generate a large contracted revenue backlog by entering into long-term contracts with some of our customers for all or substantially all of a satellite’s life. This has resulted in revenue from the satellite services business being fairly predictable.

As at September 30, 2023, we provided satellite services to customers from our fleet of 15 in-orbit geostationary satellites, as well as our Canadian payload on the ViaSat-1 satellite. We also manage the operations of additional satellites for third parties.

We are developing what we believe will be one of the world’s most advanced constellations of low earth orbit satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed” — a platform designed to revolutionize the provision of global broadband connectivity. In January 2018, our first LEO satellite, LEO 1, was successfully launched into orbit. The LEO 1 satellite has demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. In July 2023, we successfully launched our LEO 3 satellite into orbit. We also installed ground infrastructure at our teleport in Allan Park in Canada to support testing with a variety of existing and prospective customers and potential suppliers of the Telesat Lightspeed system hardware who have been participating in trials since the second half of 2018.

Telesat and its affiliates operate satellites pursuant to authorizations granted by governments, including those of Canada, the United States, Brazil, the Kingdom of Tonga and the United Kingdom, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn most of our revenue by providing video and data services using satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications.

We recognize revenue from satellite services on a monthly basis as services are performed in an amount that reflects the consideration we expect to receive in exchange for those services. We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability is considered probable.

Consulting revenue for cost plus contracts is recognized as the approved time and labor is completed by Telesat. We recognize consulting revenue for fixed price contracts using the input method to determine the progress towards complete satisfaction of the performance obligation. Equipment sale revenue is recognized when the customer obtains control of the equipment, being at the time the equipment is delivered to and accepted by the customer.

Expenses

Our operating expenses consist of labor, the cost of which has historically been relatively stable, and variable operating expenses which include in-orbit insurance and direct-billed expenses, such as third-party contractor services.

Interest expense is significant and arises principally from our: Senior Secured Credit Facilities comprised of two outstanding secured credit facilities, which include a revolving facility maturing in 2024 and Term Loan B (“U.S. TLB Facility”) maturing in 2026 (together, the “Senior Secured Credit Facilities”); 6.5% senior unsecured notes due in 2027 issued by Telesat Canada and Telesat LLC, as the co-issuer (the “Senior Unsecured Notes”); 4.875% senior secured notes due in 2027 issued by Telesat Canada and Telesat LLC, as the co-issuer (the “Senior Secured Notes”); and 5.625% senior secured notes due in December 2026 issued by Telesat Canada and Telesat LLC, as the co-issuer (the “2026 Senior Secured Notes”).

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense related to various finite-life intangible assets.

FUTURE OUTLOOK

Our desirable spectrum rights, commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled us to successfully develop our business to date. Leveraging these strengths and building on our existing contractual revenue backlog, our focus is on profitably growing our business by increasing the utilization of our in-orbit satellites and, in a disciplined manner, deploying expansion satellite capacity where we anticipate there will be strong market demand.

After decades of developing and successfully operating our geosynchronous orbit-based satellite services business, we are now poised to revolutionize the provision of global broadband connectivity by developing what we believe will be the one of world’s most advanced constellations of LEO satellites and integrated terrestrial infrastructure, Telesat Lightspeed.

We believe we are well-positioned to serve our customers and the markets in which we participate. We actively pursue opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to long-term service agreements prior to the time the satellite construction contract is signed. Although we regularly pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such satellite capacity.

As we complete 2023, we remain focused on increasing the utilization of our existing satellites, the development of our global Telesat Lightspeed constellation, and identifying and pursuing opportunities to invest in expansion satellite capacity all while maintaining our operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Our net loss for the three months ended September 30, 2023 was $3.3 million compared to a net loss of $228.7 million for the same period in the prior year.

Our net income for the nine months ended September 30, 2023 was $545.3 million compared to a net loss of $172.5 million for the same period in the prior year.

The positive variation for the three months ended September 30, 2023 was principally due to a positive variation in foreign exchange gain (loss) on the conversion of U.S. dollar debt into Canadian dollars and a gain on repurchase of debt.

The positive variation for the nine months ended September 30, 2023 was principally due to C-band clearing proceeds recognized in the second quarter of 2023 combined with a positive variation in foreign exchange gain (loss) on the conversion of U.S. dollar debt into Canadian dollars and a higher gain on repurchase of debt.

Below are the foreign exchange rates used for our interim condensed consolidated financial statements and this MD&A:

	Q1 2023	Q2 2023	Q3 2023	Q3 YTD 2023	September 30, 2023
US$ to $ spot rate	—	—	—	—	1.3577
US$ to $ average rates	1.3519	1.3429	1.3413	1.3454	—
	Q1 2022	Q2 2022	Q3 2023	Q3 YTD 2022	December 31, 2022
US$ to $ spot rate	—	—	—	—	1.3554
US$ to $ average rates	1.2667	1.2765	1.3063	1.2832	—

Revenue

($ millions except percentages)	Three Months Ended September 30,		% Increase (Decrease)	Nine Months Ended September 30,		% Increase (Decrease)
	2023	2022		2023	2022
Broadcast	$85.1	$85.1	0.1%	$257.0	$271.6	(5.4)%
Enterprise	87.0	92.4	(5.8)%	272.5	272.0	0.2%
Consulting and other	2.9	2.7	8.3%	8.7	8.8	(0.9)%
Revenue	$175.1	$180.1	(2.8)%	$538.3	$552.5	(2.6)%

Total revenue for the three months ended September 30, 2023 decreased by $5.0 million to $175.1 million compared to $180.1 million for the same period in the prior year. Total revenue for the nine months ended September 30, 2023 decreased by $14.2 million to $538.3 million compared to $552.5 million in the same period in the prior year.

Revenue from Broadcast services was unchanged and decreased by $14.6 million for the three and nine months ended September 30, 2023, respectively, when compared to the same periods in the prior year. The decrease for the nine months ended September 30, 2023 was mainly due to a reduction of revenue from one of our North American DTH customers, partially offset by a favorable impact of the conversion of the U.S. dollar denominated revenue into Canadian dollars.

Revenue from Enterprise services decreased by $5.3 million and increased by $0.5 million for the three and nine months ended September 30, 2023, respectively, when compared to the same periods in the prior year. The decrease for the three months ended September 30, 2023 was primarily due to lower revenue from certain South American customers partially offset by a favorable foreign exchange impact on the conversion of U.S. dollar denominated revenue into the Canadian dollar equivalent. The increase for the nine months ended September 30, 2023 was primarily due to the positive variation of the conversion of the U.S. dollar revenue into Canadian dollars combined with an increase in revenue from certain mobility customers, partially offset by lower revenue from certain South American customers.

Consulting and other revenue increased by $0.2 million and decreased by $0.1 million for the three months and nine months ended September 30, 2023, respectively, when compared to the same periods in the prior year.

Expenses

($ millions except percentages)	Three Months Ended September 30,		% Increase (Decrease)	Nine Months Ended September 30,		% Increase (Decrease)
	2023	2022		2023	2022
Depreciation	$47.1	$46.3	1.7%	$140.1	$142.1	(1.4)%
Amortization	3.2	3.8	(15.8)%	9.9	11.2	(11.4)%
Other operating (gains) losses, net	—	(0.1)	(126.4)%	(344.9)	—	100.0%
Operating expenses	49.5	55.7	(11.1)%	154.7	179.0	(13.6)%
Expenses	$99.8	$105.7	(5.6)%	$(40.3)	$332.3	(112.1)%

Depreciation

Depreciation of satellites, property and other equipment increased by $0.8 million and decreased by $2.0 million for the three and nine months ended September 30, 2023, respectively, when compared to the same periods in the prior year. The increase for the three months ended September 30, 2023 was primarily due to depreciation on our newly acquired satellite, Anik F4, combined with an unfavorable foreign exchange impact on the conversion of the U.S. dollar depreciation into Canadian dollars. The decrease for the nine months ended September 30, 2023 was primarily due to the end of useful life, for accounting purposes, of our Anik F3 satellite in 2022, partially offset by depreciation on our newly acquired satellite, Anik F4, and an unfavorable foreign exchange impact on the conversion of the U.S. dollar depreciation into Canadian dollars.

Amortization

Amortization of intangible assets decreased by $0.6 million and $1.3 million for the three and nine months ended September 30, 2023, respectively, when compared to the same periods in the prior year. The decreases were primarily related to a reduction of amortization on revenue backlog due to the remaining expected period of revenue recognition associated with the related contracts.

Other operating (gains) losses, net

Other operating (gains) losses, net for the nine months ended September 30, 2023 primarily related to the recognition of Phase II accelerated clearing payments for the repurposing of U.S. C-band spectrum.

Operating expenses

($ millions except percentages)	Three Months Ended September 30,		% Increase (Decrease)	Nine Months Ended September 30,		% Increase (Decrease)
	2023	2022		2023	2022
Compensation and employee benefits	$27.0	$32.6	(17.1)%	$88.8	$116.0	(23.5)%
Other operating expenses	12.2	14.2	(14.3)%	36.1	39.1	(7.7)%
Cost of sales	10.4	9.0	15.6%	29.7	23.9	24.3%
Operating expenses	$49.5	$55.7	(11.1)%	$154.7	$179.0	(13.6)%

Total operating expenses decreased by $6.2 million and $24.4 million for the three and nine months ended September 30, 2023, respectively, when compared to the same periods in the prior year.

Compensation and employee benefits decreased by $5.6 million and $27.2 million for the three and nine months ended September 30, 2023, respectively, in comparison to the same periods in the prior year. The decreases for the three and nine months ended September 30, 2023 were primarily due to lower non-cash share-based compensation.

Other operating expenses decreased by $2.0 million and $3.0 million for the three and nine months ended September 30, 2023, respectively, in comparison to the same periods in the prior year. The decreases were primarily due to lower insurance costs.

Cost of sales increased by $1.4 million and $5.8 million for the three and nine months ended September 30, 2023, respectively, when compared to the same periods in the prior year. The increase for the three months ended September 30, 2023 was primarily due to higher costs associated with the procurement of third-party satellite capacity required to support certain customer networks that could not be supported by Anik F2 once it commenced inclined operations. The increase for the nine months ended September 30, 2023 was primarily due to higher costs associated with the procurement of third-party satellite capacity required to support certain customer networks that could not be supported by Anik F2 once it commenced inclined operations combined with higher equipment costs related to sales to the Canadian government customers.

Interest Expense

($ millions except percentages)	Three Months Ended September 30,		% Increase (Decrease)	Nine Months Ended September 30,		% Increase (Decrease)
	2023	2022		2023	2022
Debt service costs	$63.4	$51.1	24.1%	$191.5	$138.5	38.3%
Interest expense on significant financing component	3.9	4.2	(9.3)%	11.9	13.0	(8.0)%
Interest expense on satellite performance incentive payments	0.4	0.4	(18.7)%	1.1	1.4	(17.4)%
Interest expense on employee benefit plans	(0.2)	0.1	(261.2)%	(0.6)	0.4	(264.2)%
Interest expense on leases	0.4	0.4	(6.3)%	1.1	1.2	(5.8)%
Interest expense	$67.7	$56.3	20.4%	$205.2	$154.5	32.8%

Interest expense included interest related to our debt, as well as interest related to our derivative instruments, significant financing components on certain revenue agreements, satellite performance incentive payments, employee benefit plans and leases.

Debt service costs, which included interest expense on indebtedness and derivative instruments, increased by $12.3 million and $53.0 million for the three and nine months ended September 30, 2023, respectively, when compared to the same periods in the prior year. The increases for the three and nine months ended September 30, 2023, were due to an increase in interest rates on the U.S. TLB Facility combined with an unfavorable foreign exchange impact on the conversion of U.S. dollar denominated debt service costs into the Canadian dollar equivalent. This was partially offset by the impact of the repurchase of a portion of the U.S. TLB Facility, Senior Unsecured Notes, Senior Secured Notes and 2026 Senior Secured Notes combined with the impact of the maturity of one of our interest rate swaps in September 2022.

Interest expense on significant financing component decreased by $0.4 million and $1.0 million for the three and nine months ended September 30, 2023, respectively, when compared to the same periods in the prior year. The decreases in interest expense were primarily due to lower average prepayment balances for revenue agreements with a significant financing component.

Interest on satellite performance incentive payments decreased by $0.1 million and $0.2 million for the three and nine months ended September 30, 2023, respectively, when compared to the same periods in the prior year.

Interest expense on employee benefit plans decreased by $0.3 million and $0.9 million for the three and nine months ended September 30, 2023, respectively, when compared to the same periods in the prior year. The decreases were primarily due to a lower interest expense according to actuarial estimates.

Interest expense on leases remained constant and decreased by $0.1 million for the three and nine months ended September 30, 2023, respectively, when compared to the same periods in the prior year.

Gain on Repurchase of Debt

	Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)	2023	2022	2023	2022
Gain on repurchase of debt	$68.1	$—	$221.5	$106.9

The gain on extinguishment of debt for the nine month period ended September 30, 2022 resulted from our repurchase for retirement of Senior Unsecured Notes with a principal amount of $202.1 million (US$160.0 million) by way of open market purchases in exchange for $97.2 million (US$77.0 million).

The gain on repurchase of debt for the three month period ended September 30, 2023 resulted from our repurchases of: Senior Secured Notes with a principal amount of $9.2 million (US$6.9 million) in exchange for $5.5 million (US$4.1 million); 2026 Senior Secured Notes with a principal amount of $75.6 million (US$57.3 million) in exchange for $45.5 million (US$34.5 million); and a portion of the U.S. TLB Facility with a principal amount of $141.2 million (US$104.5 million) in exchange for $106.6 million (US$78.9 million).

The gain on repurchase of debt for the nine month period ended September 30, 2023 resulted from our repurchases of: Senior Unsecured Notes with a principal amount of $128.9 million (US$95.0 million) in exchange for $53.7 million (US$39.5 million); Senior Secured Notes with a principal amount of $133.6 million (US$100.0 million) in exchange for $77.0 million (US$57.6 million); 2026 Senior Secured Notes with a principal amount of $134.5 million (US$101.0 million) in exchange for $79.6 million (US$59.7 million); and a portion of the U.S. TLB Facility with a principal amount of $141.2 million (US$104.5 million) in exchange for $106.6 million (US$78.9 million).

Interest and Other Income

	Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)	2023	2022	2023	2022
Interest and other income	$16.2	$7.3	$48.8	$10.6

Interest and other income increased by $8.9 million and $38.2 million for the three and nine months ended September 30, 2023, respectively, when compared to the same periods in the prior year. The increases were primarily due to higher interest rates earned on our outstanding cash and cash equivalent balances, combined with higher cash and cash equivalent balances.

Foreign Exchange and Derivatives

	Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)	2023	2022	2023	2022
Gain (loss) on changes in fair value of financial instruments	$—	$(0.3)	$—	$4.3
Gain (loss) on foreign exchange	$(76.9)	$(249.2)	$0.2	$(311.8)

The gain on changes in fair value of financial instruments for the three and nine months ended September 30, 2022 primarily reflected changes in the fair values of our interest rate swaps, and prepayment options on our Senior Unsecured Notes, Senior Secured Notes and 2026 Senior Secured Notes.

The foreign exchange loss for the three months ended September 30, 2023 was $76.9 million compared to a foreign exchange loss of $249.2 million for the same period in the prior year, resulting in a positive change of $172.3 million.

The loss for the three months ended September 30, 2023 was mainly the result of a stronger U.S. dollar to Canadian dollar spot rate as at September 30, 2023 ($1.3577), compared to the spot rate as at June 30, 2023 ($1.3242), and the resulting unfavorable impact on the translation of our U.S. dollar denominated indebtedness.

The loss for the three months ended September 30, 2022 was mainly the result of a stronger U.S. dollar to Canadian dollar spot rate as at September 30, 2022 ($1.3829), compared to the spot rate as at June 30, 2022 ($1.2873), and the resulting unfavorable impact on the translation of our U.S. dollar denominated indebtedness.

The foreign exchange gain for the nine months ended September 30, 2023 was $0.2 million compared to a foreign exchange loss of $311.8 million for the same period in the prior year, resulting in a positive change of $312.0 million.

The gain for the nine months ended September 30, 2023 was mainly the result of a stronger U.S. dollar to Canadian dollar spot rate as at September 30, 2023 ($1.3577), compared to the spot rate as at December 31, 2022 ($1.3554), and the resulting unfavorable impact on the translation of our U.S. dollar denominated indebtedness, partially offset by the impact of the foreign exchange on the debts that were repurchased.

The loss for the nine months ended September 30, 2022 was mainly the result of a stronger U.S. dollar to Canadian dollar spot rate as at September 30, 2022 ($1.3829), compared to the spot rate as at December 31, 2021 ($1.2637), and the resulting unfavorable impact on the translation of our U.S. dollar denominated indebtedness.

Income Taxes

	Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)	2023	2022	2023	2022
Current tax expense	$14.5	$9.6	$55.6	$62.5
Deferred tax expense (recovery)	3.7	(5.0)	42.9	(14.3)
Tax expense	$18.2	$4.7	$98.5	$48.1

The tax expense increased by $13.5 million and $50.3 million for the three and nine months ended September 30, 2023, respectively, when compared to the same periods in the prior year.

The increase for the three months ended September 30, 2023 was primarily due to the gain on repurchase of debt that occurred in 2023. The increase for the nine months ended September 30, 2023 was primarily due to an increase in operating income, which was partially offset by an increase in interest expense.

Backlog

Contracted revenue backlog (“backlog”) represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The majority of our contracted revenue backlog is generated from contractual agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As at September 30, 2023, our contracted backlog was approximately $1.5 billion, which does not include any backlog associated with the Telesat Lightspeed program.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites were to experience an in-orbit failure, or otherwise fail to operate as anticipated, our customers may be entitled to terminate their agreement and we may be obligated to return all or a portion of the customer prepayments made under service agreements for that satellite and reduce the associated contractual revenue from revenue backlog. Any repayments under such conditions would be funded by insurance proceeds we may receive, cash on hand, short-term investments, and funds available under our Revolving Credit Facility (as defined below).

We expect our backlog as at September 30, 2023 to be recognized as follows:

($ millions)	Remaining 2023	2024	2025	2026	2027	Thereafter
Backlog	$144.3	$419.2	$271.5	$199.6	$130.4	$286.1

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at September 30, 2023, we had $1,775.0 million of cash and short-term investments, including $1,320.9 million held in unrestricted subsidiaries, as well as approximately US$200.0 million (or Canadian dollar equivalent) borrowing availability under our Revolving Credit Facility.

Cash Flows generated from Operating Activities

Cash generated from operating activities for the nine months ended September 30, 2023 was $156.0 million, a $5.0 million decrease compared to the same period in the prior year. The decrease was primarily due to higher interest paid combined with lower operating income, partially offset by lower income taxes paid and higher interest received.

Cash Flows generated (used in) Investing Activities

Cash generated from investing activities for the nine months ended September 30, 2023 was $264.5 million, arising from the proceeds received from the Phase II accelerated clearing payments for the repurposing of C-band spectrum. This cash inflow was partially offset by payments associated with the Telesat Lightspeed constellation and the newly acquired Anik F4 satellite.

Cash generated from investing activities for the nine months ended September 30, 2022 was $18.3 million. This consisted of proceeds received from the Phase I accelerated clearing payments for the repurposing of C-band spectrum. This cash inflow was partially offset by $22.8 million on purchases associated with the Telesat Lightspeed constellation and $23.5 million of payments for property and other equipment.

Cash Flows (used in) generated from Financing Activities

Cash used in financing activities for the nine months ended September 30, 2023 was $324.3 million. This was primarily due to the repurchase of a portion of the Senior Unsecured Notes, Senior Secured Notes, 2026 Senior Secured Notes and U.S. TLB Facility.

Cash used in financing activities for the nine months ended September 30, 2022 was $88.2 million. This was primarily due to the repurchase of a portion of the Senior Unsecured Notes for retirement, combined with payments on the satellite performance incentive liabilities. This was partially offset by cash received from our government grant.

Government Grant

In 2019, we entered into an agreement with the Government of Canada (“GoC”) pursuant to which the GoC would contribute up to $85.0 million to support the development of the Telesat Lightspeed constellation through the GoC Strategic Innovation Fund. In return for the grant, Telesat has made a number of commitments to the Government of Canada, including commitments to conduct over $200.0 million of research and development activities in Canada as well as to expand its Canadian workforce.

The costs that have been incurred in connection with this program are summarized below:

($ millions)	Nine months ended September 30, 2023	Year ended December 31, 2022
Satellites, property and other equipment	$67.2	$51.3
Intangible assets	16.5	—
Operating expenses	34.9	65.8
Total costs incurred	$118.5	$117.1

Total research and development costs for Telesat Lightspeed for the nine months ended September 30, 2023 increased by $50.4 million from $68.1 million to $118.5 million, when compared to the same period in the prior year. The increase was primarily driven by an increase in the development activities associated with the Telesat Lightspeed program for the nine months ended September 30, 2023.

The following claims against the government grant have been made against the costs incurred associated with the program:

($ millions)	Nine months ended September 30, 2023	Year ended December 31, 2022
Satellites, property and other equipment	$9.8	$3.5
Operating expenses	3.1	5.2
Prepaid expenses	—	0.1
Total claims	$12.9	$8.8

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe cash and short-term investments as at September 30, 2023, cash flows from operating activities, and drawings on the Revolving Credit Facility under our Senior Secured Credit Facilities will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including required interest and principal payments on our indebtedness and our capital requirements. This includes the commitments we have made to date for our Telesat Lightspeed program, but it does not include the capital that would be required to commence construction of the constellation.

We have from time to time used available cash to repurchase some of our existing debt. In the nine months ended September 30, 2023, we repurchased Senior Secured Notes, 2026 Senior Secured Notes, Senior Unsecured Notes and a portion of our U.S. TLB Facility with a principal amount of US$100.0 million, US$101.0 million, US$95.0 million and US$104.5 million, respectively, in exchange for US$235.8 million. We may from time to time continue to seek to repay, repurchase, exchange, refinance or otherwise retire our existing debt in open market transactions, privately negotiated transactions, tender offers, exchange offers, pursuant to the term of debt or otherwise. We may also incur additional debt to fund such transactions or exchange existing debt for newly issued debt obligations or equity or equity-like securities. Such transactions, if any, will depend on prevailing market conditions, trading prices of debt from time to time, our liquidity requirements and cash position, contractual restrictions and other factors. The amount involved in any such transactions, individually or in the aggregate, may be material. We cannot provide any assurance as to if or when we will consummate any such transactions or the terms of any such transactions.

The construction of any satellite replacement or expansion program will require significant capital expenditures, in particular the planned Telesat Lightspeed constellation. Cash required for any future satellite programs may be funded from a range of sources including: cash and short-term investments, cash flows generated from operating activities, cash flows from customer prepayments or through borrowings on the Revolving Credit Facility under the Senior Secured Credit Facilities; vendor financing; equity investments, including through the issuance of public equity; export credit agency financing; additional secured or unsecured debt financing; proceeds received from repurposing U.S. C-band spectrum; and from government sources. We may raise additional funding for the Telesat Lightspeed constellation through the issuance of additional equity of, or debt at, our unrestricted subsidiaries which will own, operate and commercialize the Telesat Lightspeed constellation.

In addition, Telesat may sell certain satellite assets and, in accordance with the terms and conditions of the Senior Secured Credit Facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under the Senior Secured Credit Facilities. However, our ability to access these sources of funding is not guaranteed, and therefore, Telesat may not be able to fully fund additional replacement or new satellite programs.

We are developing our planned Telesat Lightspeed constellation in Unrestricted Subsidiaries (as defined in the credit agreement governing our Senior Secured Credit Facilities (the “Credit Agreement”) and indentures governing the Senior Unsecured Notes, Senior Secured Notes and 2026 Senior Secured Notes (together, the “Indentures”)), and we expect to complete the development of, fund, and operate our Telesat Lightspeed constellation through current or future Unrestricted Subsidiaries.

Debt

Senior Secured Credit Facilities

The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat and certain of our subsidiaries (“Guarantors”). The Credit Agreement contains covenants that restrict the ability of Telesat and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement also requires Telesat and the Guarantors to comply with a maximum first lien leverage ratio and contains customary events of default and affirmative covenants, including an excess cash sweep, that may require us to repay a portion of the outstanding principal under our Senior Secured Credit Facilities prior to the stated maturity.

Our Senior Secured Credit Facilities are comprised of the following facilities

i — Revolving Credit Facility

Our Revolving Credit Facility (“Revolving Facility”) is a $200.0 million loan facility available in either U.S. dollar or Canadian dollar equivalent, maturing in December 2024. Loans under the Revolving Facility bear interest at a floating interest rate. For Canadian Prime Rate and Alternative Base Rate (“ABR”) loans, an applicable margin ranging from 0.75% to 1.25% is applied to the Prime Rate and ABR as these interest rates are defined in the Senior Secured Credit Facilities. For Bankers Acceptance (“BA”) Loans and Eurodollar Loans, an applicable margin ranging from 1.75% to 2.25% is applied to either the BA interest rate or London Interbank Offered Rate (“LIBOR”). The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. Our Revolving Facility currently has an unused commitment fee that ranges from 25 to 37.5 basis points per annum, depending upon the result of the total leverage ratio.

On May 9, 2023, Telesat Canada entered into a seventh amendment (the “Amendment”) to the Credit Agreement. The Amendment amends the Credit Agreement to replace LIBOR-based benchmark rates with SOFR-based benchmark rates and to make certain other conforming changes. Following the Amendment, loans under the Revolving Facility will bear interest, at Telesat Canada’s option, at either (x) in the case of loans denominated in Canadian Dollars, (i) a floating rate based on the Canadian prime rate, plus an applicable margin ranging from 0.75% to 1.25% or (ii) a floating rate based on the Canadian BA rate, plus an applicable margin ranging from 1.75% to 2.25%, or (y) in the case of loans denominated in US dollars, (i) a floating rate based on the base rate, plus an applicable margin ranging from 0.75% to 1.25% or (ii) a floating rate based on SOFR, plus an applicable margin ranging from 1.75% to 2.25%.

As at September 30, 2023, other than approximately $0.2 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Term Loan B — U.S. Facility

Our Term Loan B — U.S. Facility is a US$1,908.5 million facility maturing in December 2026.

The borrowings under our U.S. TLB Facility bear interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 2.75%; or (ii) Alternative Base Rate as determined in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 1.75%.

On May 9, 2023, Telesat Canada entered into a seventh amendment (the “Amendment”) to the Credit Agreement. The Amendment amends the Credit Agreement to replace LIBOR-based benchmark rates with SOFR-based benchmark rates and to make certain other conforming changes. Following the Amendment, loans under the Term Loan B Facility will bear interest, at Telesat Canada’s option, at either (i) a floating rate based on the base rate, plus an applicable margin of 1.75% or (ii) a floating rate based on SOFR, plus an applicable margin of 2.75%. In addition, loans benchmarked against SOFR will be subject to a credit spread adjustment of 0.11448% for a one-month interest period, 0.26161% for a three-month interest period and 0.42826% for a six-month interest period.

During the three and nine months ended September 30, 2023, we repurchased a portion of our U.S. TLB Facility with a principal amount of $141.2 million (US$104.5 million) in exchange for $106.6 million (US$78.9 million). The repurchase resulted in a gain on repurchase of debt of $34.6 million.

As at September 30, 2023, US$1,448.3 million of this facility was outstanding, which represents the full amount available.

The mandatory principal repayments on our U.S. TLB Facility are one quarter of 1.00% of the value of the loan, which must be paid on the last day of each quarter. There are currently no mandatory quarterly principal repayments required.

Senior Secured Notes

Our Senior Secured Notes, in the amount of US$400.0 million, bear interest at an annual rate of 4.875% and are due in June 2027. The indenture governing the Senior Secured Notes includes covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance, effect mergers with another entity, and redeem our Senior Secured Notes, without penalty, before December 1, 2024, in each case subject to exceptions provided in the Senior Secured Notes indenture.

During the nine months ended September 30, 2023, we repurchased Senior Secured Notes with a principal amount of $133.6 million (US$100.0 million) in exchange for $77.0 million (US$57.6 million). Of this balance, we repurchased Senior Secured Notes in the three months ended September 30, 2023 with a principal amount of $9.2 million (US$6.9 million) in exchange for $5.5 million (US$4.1 million). The repurchases also resulted in a write-off of the related debt issue costs and prepayment options.

As at September 30, 2023, US$300.0 million Senior Secured Notes were outstanding.

2026 Senior Secured Notes

On April 27, 2021, we issued US$500.0 million in aggregate principal amount of 2026 Senior Secured Notes which bear interest at an annual rate of 5.625% and are due in December 2026. The indenture governing the 2026 Senior Secured Notes includes covenants and terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, effect mergers with another entity, and redeem the 2026 Senior Secured Notes, without penalty, before December 6, 2023, in each case subject to exceptions provided in such indenture.

During the nine months ended September 30, 2023, we repurchased 2026 Senior Secured Notes with a principal amount of $134.5 million (US$101.0 million) in exchange for $79.6 million (US$59.7 million). Of this balance, we repurchased 2026 Senior Secured Notes in the three months ended September 30, 2023 with a principal amount of $75.6 million (US$57.3 million) in exchange for $45.5 million (US$34.5 million). The repurchases also resulted in a write-off of the related debt issue costs and prepayment options.

As at September 30, 2023, US$399.0 million 2026 Senior Secured Notes were outstanding.

Senior Unsecured Notes

Our Senior Unsecured Notes, in the original principal amount of US$550.0 million, bear interest at an annual rate of 6.5% and are due in October 2027. The indenture governing the Senior Unsecured Notes includes covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance, effect mergers with another entity, and redeem our Senior Unsecured Notes, without penalty, before October 15, 2024, in each case subject to exceptions provided in the Senior Unsecured Notes indenture.

During the nine months ended September 30, 2023, we repurchased Senior Unsecured Notes with a principal amount of $128.9 million (US$95.0 million) in exchange for $53.7 million (US$39.5 million). The repurchase also resulted in a write-off of the related debt issue costs and prepayment options.

As at September 30, 2023, US$295.0 million Senior Unsecured Notes were outstanding.

Covenant Compliance

As at September 30, 2023, we were in compliance with the financial covenants of our Senior Secured Credit Facilities, the indenture governing our Senior Unsecured Notes, the indenture governing our Senior Secured Notes and the indenture governing our 2026 Senior Secured Notes.

Debt Service Cost

An estimate of the interest expense is based upon assumptions of foreign exchange rates, SOFR, BA rates and the applicable margins of our Senior Secured Credit Facilities. Our interest expense for the year ending December 31, 2023, is expected to be approximately $252.0 million. The interest expense excludes the amortization of our deferred financing costs, prepayment options and loss on repayment.

Derivatives

We use, from time to time, interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to the prepayment option on our Senior Unsecured Notes, the prepayment option on our Senior Secured Notes and the prepayment option on our 2026 Senior Secured Notes. As at September 30, 2023, the fair value of the embedded derivative related to the prepayment option on our Senior Unsecured Notes, Senior Secured Notes and 2026 Senior Secured Notes was $Nil.

The changes in the fair value of these embedded derivatives are recorded on our consolidated statements of income as a gain or loss on changes in fair value of financial instruments and are non-cash.

All derivative instruments are measured at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of our derivative instruments are not reflected in the fair values. The fair values also include an adjustment related to the counterparty credit risk. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

MARKET RISK

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and short-term investments, accounts receivable, derivative assets and other assets. Cash and short-term investments are invested with high quality financial institutions and are governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments. Credit checks are performed to minimize exposure to any one customer. We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings, but we continue to periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on our U.S. dollar denominated indebtedness and cash and short-term investments. In addition, a portion of our revenue and expenses, as well as the majority of our capital expenditures are denominated in U.S. dollars. As a result, the volatility of the U.S. currency exposes us to foreign exchange risks.

For the three-month period ended September 30, 2023, we recorded a mainly non-cash foreign exchange loss of approximately $76.9 million due to a stronger U.S. to Canadian dollar spot rate ($1.3577) compared to June 30, 2023 ($1.3242). For the three-month period ended September 30, 2022, we recorded a mainly non-cash foreign exchange loss of approximately $249.2 million due to a stronger U.S. to Canadian dollar spot rate ($1.3829) compared to June 30, 2022 ($1.2873).

For the nine-month period ended September 30, 2023, we recorded a mainly non-cash foreign exchange gain of approximately $0.2 million, mainly as a result of a stronger U.S. dollar to Canadian dollar spot rate as at September 30, 2023 ($1.3577), compared to the spot rate as at December 31, 2022 ($1.3554), and the resulting unfavorable impact on the translation of our U.S. dollar denominated indebtedness, partially offset by the impact of the foreign exchange on the debts that were repurchased.

For the nine-month period ended September 30, 2022, we recorded a mainly non-cash foreign exchange loss of approximately $311.8 million due to a stronger U.S. to Canadian dollar spot rate ($1.3829) compared to December 31, 2021 ($1.2637).

The approximate amount of our revenue and certain expenses denominated in U.S. dollars, as a percentage of their overall balance, is summarized in the table below:

	Three months ended September 30, 2023	Nine months ended September 30, 2023
Revenue	51.6%	51.3%
Operating expenses	41.6%	39.3%
Interest on our indebtedness	100.0%	100.0%

We use, from time to time, the following instruments to manage our exposure to foreign exchange risk:

•        forward currency contracts to hedge foreign exchange risk on anticipated cash flows, mainly related to the construction of satellites and interest payments; and

•        currency derivative instruments to hedge the foreign exchange risk on our U.S. dollar denominated indebtedness.

Our policy is that we do not use derivative instruments for speculative purposes. As at September 30, 2023, we had no forward currency contracts nor any currency derivative instruments.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our indebtedness and (decreased) increased our net income (loss) as at September 30, 2023 by $165.8 million.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our cash and cash equivalents by $83.8 million, increased (decreased) our net income (loss) by $14.5 million and increased (decreased) our other comprehensive income (loss) by $69.3 million as at and for the nine months ended September 30, 2023.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our revenue and certain expenses for the three and nine months ended September 30, 2023, as summarized in the table below:

($ millions)	Three months ended September 30, 2023	Nine months ended September 30, 2023
Revenue	$4.5	$13.8
Operating expenses	$1.0	$3.0
Interest on our indebtedness	$3.2	$9.6

The sensitivity analyses above assume that all other variables remain constant.

Through our U.S. dollar denominated indebtedness, we are exposed to foreign exchange fluctuations. The following table contains our existing U.S. dollar denominated indebtedness balances at the beginning of each respective period or year, which are net of our scheduled debt repayments, and based on the foreign exchange rate as at September 30, 2023:

($ millions)	Q4 2023	2024	2025	2026	2027
U.S. TLB Facility	$1,966.3	$1,930.3	$1,930.3	$1,930.3	$—
Senior Unsecured Notes	400.5	400.5	400.5	400.5	400.5
Senior Secured Notes	407.3	407.3	407.3	407.3	407.3
2026 Senior Secured Notes	541.8	541.8	541.8	541.8	—
U.S. dollar denominated indebtedness balances	$3,315.9	$3,279.9	$3,279.9	$3,279.9	$807.8

Interest Rate Risk

We are exposed to interest rate risk on our cash and short-term investments and on our indebtedness, a portion of the indebtedness which includes a variable interest rate. Changes in the interest rates could impact the amount of interest that we receive or are required to pay.

We use, from time to time, interest rate swaps to hedge the interest rate risk related to our indebtedness.

Our policy is that we do not use derivative instruments for speculative purposes. In October 2017, we entered into four interest rate swaps to hedge the interest rate risk associated with the variable interest rate on US$1,800.0 million of the U.S. denominated Term Loan B at fixed interest rates, excluding applicable margins, ranging from 1.72% to 2.04%. All these interest rate swaps have already matured, and there are no outstanding interest rate swaps as at September 30, 2023.

If the interest rates on our variable rate debt changed by 0.25%, the result would be an increase or decrease of $1.3 million and $3.9 million to our net income (loss) for the three and nine months ended September 30, 2023, respectively.

As at September 30, 2023, through our U.S. TLB Facility we are exposed to interest rate fluctuations. The following table contains the balance of the U.S. TLB facility at the beginning of each respective period or year, net of our scheduled repayments, and based on the foreign exchange rate as at September 30, 2023:

($ millions)	Q4 2023	2024	2025	2026	2027
U.S. TLB Facility(1)	$1,966.3	$1,930.3	$1,930.3	$1,930.3	$—

____________

(1)      U.S. TLB Facility is U.S. dollar denominated and bears interest at an Adjusted Term SOFR rate plus a spread.

NON-IFRS MEASURES

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure. The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, we use revenue and deduct certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of our operating performance.

Adjusted EBITDA allows investors and us to compare our operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists investors and us to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. We believe the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

We believe the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of our operating results and is useful to investors and us in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of our liquidity or as a substitute for net income (loss) as an indicator of our operating performance.

	Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)	2023	2022	2023	2022
Net income (loss)	$(3.3)	$(228.7)	$545.3	$(172.5)
Tax expense (recovery)	18.2	4.7	98.5	48.1
(Gain) loss on changes in fair value of financial instruments	—	0.3	—	(4.3)
(Gain) loss on foreign exchange	76.9	249.2	(0.2)	311.8
Interest and other income	(16.2)	(7.3)	(48.8)	(10.6)
Interest expense	67.7	56.3	205.2	154.5
Gain on repurchase of debt	(68.1)	—	(221.5)	(106.9)
Depreciation	47.1	46.3	140.1	142.1
Amortization	3.2	3.8	9.9	11.2
Other operating (gains) losses, net	—	(0.1)	(344.9)	—
Non-recurring compensation expenses(1)	0.2	—	0.7	—
Non-cash expense related to share-based compensation	7.1	12.6	26.1	55.5
Adjusted EBITDA	$132.8	$137.0	$410.4	$428.9

Revenue	$175.1	$180.1	$538.3	$552.5
Adjusted EBITDA Margin	75.9%	76.0%	76.2%	77.6%

____________

(1)      Includes severance payments, special compensation and benefits for executives and employees.

Adjusted EBITDA for Telesat Corporation decreased by $4.2 million for the three months ended September 30, 2023, when compared to the same period in the prior year. The decrease was primarily due to a decrease in revenues, as discussed above, partially offset by a favorable foreign exchange impact and a decrease in operating expense.

Adjusted EBITDA for Telesat Corporation decreased by $18.6 million for the nine months ended September 30, 2023, when compared to the same period in the prior year. The decrease was primarily due to a decrease in revenues, as discussed above, partially offset by a favorable foreign exchange impact.

Consolidated EBITDA for Covenant Purposes

Under the terms of the Credit Agreement for our Senior Secured Credit Facilities, we are required to comply with a senior secured leverage ratio maintenance covenant as well as with other financial ratio covenants that impact, among other items, our ability to incur debt and make dividend payments.

If our Revolving Credit Facility is drawn by more than 35% of the Credit Facility amount, our Credit Agreement requires us to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default. We refer to this first lien net leverage ratio as the Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio.

Our Credit Agreement limits, among other items, our ability to incur debt and make dividend payments if the total leverage ratio is above 4.50:1.00, with certain exceptions. We refer to this total leverage ratio as the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA for the purposes of our Senior Secured Credit Facilities.

Our Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization for Covenant Purposes is defined as net income (loss) for Telesat and Restricted Subsidiaries plus interest expense, net of cash interest income earned on cash and cash equivalents, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to share-based compensation expense and consulting fees payable to Loral. Additional sums which may be added include projected cost savings from an acquisition and lost revenue which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary, non-recurring gains and losses and non-cash gains and losses.

Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including non-cash gains or losses on derivative contracts). Unrestricted Subsidiaries are (a) any Subsidiary of Telesat that is formed or acquired after the closing date of the Credit Agreement, provided that such Subsidiary is designated as an Unrestricted Subsidiary, and (b) any Restricted Subsidiary subsequently re-designated as an Unrestricted Subsidiary.

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS or (2) cash flows from operating activities determined in accordance with IFRS. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such items as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant and other covenants on our Senior Secured Credit Facilities. Consolidated EBITDA for Covenant Purposes is a material component of these covenants. Non-compliance with the financial ratio maintenance covenant contained in our Senior Secured Credit Facilities could result in the requirement to immediately repay all amounts outstanding. This presentation of Consolidated EBITDA for Covenant Purposes is not comparable to other similarly titled measures of other companies because not all companies use identical calculations of EBITDA. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of net income, which is an IFRS measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which is publicly available at http://www.sec.gov and http://www.sedarplus.ca.

(in $ millions)	Twelve months ended September 30, 2023
Net income	$637.6
Impact of unrestricted subsidiaries	5.0
Consolidated income for Covenant Purposes	642.6
Plus:
Income taxes (Note 1)	92.0
Interest expense (Note 1)	235.6
Depreciation and amortization expense (Note 1)	198.7
Non-cash share-based compensation and pension expense	42.1
C-band clearing proceeds	(344.9)
Other	17.3
Decreased by:
Gains on repurchase of debt	(221.5)
Non-cash gains resulting from changes in foreign exchange rates	(73.3)
Consolidated EBITDA for Covenant Purposes	$588.6

____________

Note 1:    Tax, interest, depreciation and amortization expense for covenant purposes excludes certain specific expenses as defined in the Credit Agreement. As a result, these items in the covenant calculation do not reconcile to the financial statement line items.

Consolidated Total Secured Debt and Consolidated Debt for Covenant Purposes

Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes are non-IFRS measures. We believe that the inclusion of Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes herein are appropriate to provide additional information concerning the calculation of the financial ratio maintenance and other covenants under our Senior Secured Credit Facilities and provides information that is useful to an investor’s understanding of our compliance with these financial covenants.

The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

(in $ millions)	As at September 30, 2023
U.S. dollar denominated debt
Term Loan B U.S. Facility (US$)	$1,448.3
Senior Unsecured Notes (US$)	295.0
Senior Secured Notes (US$)	300.0
2026 Senior Secured Notes (US$)	399.0
2,442.3
Foreign exchange adjustment	873.5
Subtotal	3,315.8
Deferred financing costs and prepayment options	(3.0)
Indebtedness	$3,312.9

(in $ millions)	As at September 30, 2023
Indebtedness	$3,312.9
Adjustments for covenant purposes:
Deferred financing costs and prepayment options	3.0
Add: lease liabilities	33.6
Consolidated Total Debt	3,349.5
Less: Cash and cash equivalents (max. US$100 million)	(135.8)
Consolidated Total Debt for Covenant Purposes	$3,213.7

Consolidated Total Debt	$3,349.5
Less: Unsecured debt (Senior Unsecured Notes)	(400.5)
Consolidated Total Secured Debt	2,948.9
Less: Cash and cash equivalents (max. US$100 million)	(135.8)
Consolidated Total Secured Debt for Covenant Purposes	$2,813.2

As at September 30, 2023, the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA ratio, for the purposes of our Senior Secured Credit Facilities was 5.46:1.00. The Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 4.78:1.00.

The consolidated EBITDA for covenant purposes for the Senior Secured Credit Facilities for the twelve months ended September 30, 2022 was $620.5 million. Detailed information of the calculation is included in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Telesat Canada Quarterly Report for the three- and nine-month periods ended September 30, 2022 on Form 6-K furnished with the SEC on November 8, 2022, which can be obtained on the SEC website at http://www.sec.gov.

As of the date hereof, we are in compliance with our debt covenants.

Unaudited Interim Condensed Consolidating Financial Information

The unaudited interim condensed consolidating financial information reflects the investments, using the equity method of accounting, of Telesat in the Issuers, of the Issuers in their respective Guarantor and Non-Guarantor subsidiaries, and of the Guarantors in their Non-Guarantor subsidiaries.

Balances of Telesat Partnership are inclusive of balances associated with Telesat Partnership LP, Telesat CanHoldco Corporation, Telesat Can ULC, Loral Space & Communications Inc. and Loral Skynet Corporation.

Unaudited Interim Condensed Consolidating Statements of Income (Loss)
For the three months ended September 30, 2023

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$145,824	$89,990	$4,151	$(64,879)	$175,086
Operating expenses	(140)	(371)	—	(82,458)	(16.445)	(15,010)	64,879	(49,545)
Depreciation	—	—	—	(9,116)	(36,618)	(342)	(982)	(47,058)
Amortization	—	—	—	(61)	(678)	(81)	(2,344)	(3,164)
Other operating gains (losses) net	—	—	—	(32)	—	—	18	(14)
Operating income (loss)	(140)	(371)	—	54,157	36,249	(11,282)	(3,308)	75,305
Income (loss) from equity investments	76,755	81,971	—	30,344	1,057	—	(190,127)	—
Interest expense	(45)	(147)	—	(66,485)	(3,360)	(2)	2,291	(67,748)
Gain on repurchase of debt	—	—	—	68,072	—	—	—	68,072
Interest and other income (expense)	—	40	—	82,517	753	11,700	(78,829)	16,181
Gain (loss) on foreign exchange	1	2	—	(76,280)	263	(872)	—	(76,886)
Income (loss) before tax	76,571	81,495	—	92,325	34,962	(456)	(269,973)	14,924
Tax (expense) recovery	—	(4,740)	—	(10,354)	(2,544)	(561)	—	(18,199)
Net income (loss)	$76,571	$76,755	$—	$81,971	$32,418	$(1,017)	$(269,973)	$(3,275)

Unaudited Interim Condensed Consolidating Statements of Comprehensive Income (Loss)
For the three months ended September 30, 2023

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$76,571	$76,755	$—	$81,971	$32,418	$(1,017)	$(269,973)	$(3,275)
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	(171)	(30)	—	4,314	5,381	49,736	(1,215)	58,015
Other comprehensive income (loss) from equity investments	59,401	59,431	—	55,117	14,524	—	(188,473)	—
Other comprehensive income (loss)	59,230	59,401	—	59,431	19,905	49,736	(189,688)	58,015
Total comprehensive income (loss)	$135,801	$136,156	$—	$141,402	$52,323	$48,719	$(459,661)	$54,740

Unaudited Interim Condensed Consolidating Statements of Income (Loss)
For the nine months ended September 30, 2023

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$459,534	$283,515	$10,724	$(215,513)	$538,260
Operating expenses	(216)	(939)	—	(274,343)	(56,338)	(38,328)	215,513	(154,651)
Depreciation	—	—	—	(27,249)	(113,748)	(1,041)	1,971	(140,067)
Amortization	—	—	—	(721)	(1,988)	(242)	(6,976)	(9,927)
Other operating gains (losses), net	—	—	—	(43)	4	(1,828)	346,766	344,899
Operating income (loss)	(216)	(939)	—	157,178	111,445	(30,715)	341,761	578,514
Income (loss) from equity investments	330,022	332,276	—	96,244	250	—	(758,792)	—
Interest expense	(45)	144	—	(197,263)	(10,288)	(10)	2,291	(205,171)
Gain on repurchase of debt	—	—	—	221,462	—	—	—	221,462
Interest and other income (expense)	1	698	—	96,257	1,656	32,112	(81,960)	48,764
Gain (loss) on foreign exchange	(615)	5	—	310	547	(66)	—	181
Income (loss) before tax	329,147	332,184	—	374,188	103,610	1,321	(496,700)	643,750
Tax (expense) recovery	—	(2,162)	—	(41,912)	(6,061)	(2,376)	(45,941)	(98,452)
Net income (loss)	$329,147	$330,022	$—	$332,276	$97,549	$(1,055)	$(542,641)	$545,298

Unaudited Interim Condensed Consolidating Statements of Comprehensive Income (Loss)
For the nine months ended September 30, 2023

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$329,147	$330,022	$—	$332,276	$97,549	$(1,055)	$(542,641)	$545,298
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	616	68	—	(307)	(3,941)	31,423	(19,735)	8,124
Other comprehensive income (loss) from equity investments	27,243	27,175	—	27,482	28,471	—	(110,371)	—
Other comprehensive income (loss)	27,859	27,243	—	27,175	24,530	31,423	(130,106)	8,124
Total comprehensive income (loss)	$357,006	$357,265	$—	$359,451	$122,079	$30,368	$(672,747)	$553,422

Unaudited Interim Condensed Consolidating Statements of Income (Loss)
For the three months ended September 30, 2022

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$157,983	$97,569	$5,264	$(80,714)	$180,102
Operating expenses	(621)	(186)	—	(97,381)	(22,531)	(15,733)	80,714	(55,738)
Depreciation	—	—	—	(8,628)	(34,538)	(340)	(2,763)	(46,269)
Amortization	—	—	—	(330)	(640)	(79)	(2,709)	(3,758)
Other operating gains (losses), net	—	—	—	(1)	55	—	(1)	53
Operating income (loss)	(621)	(186)	—	51,643	39,915	(10,888)	(5,473)	74,390
Income (loss) from equity investments	(222,521)	(222,277)	—	28,840	806	—	415,152	—
Interest expense	—	(138)	—	(52,654)	(3,476)	(10)	—	(56,278)
Interest and other income (expense)	—	—	—	1,875	235	5,308	(97)	7,321
Gain (loss) on change in fair value of financial instruments	—	—	—	(321)	—	—	—	(321)
Gain (loss) on foreign exchange	—	119	—	(247,010)	(370)	(1,894)	—	(249,155)
Income (loss) before tax	(223,142)	(222,482)	—	(217,627)	37,110	(7,484)	409,582	(224,043)
Tax (expense) recovery	—	(39)	—	(4,650)	263	(243)	—	(4,669)
Net income (loss)	$(223,142)	$(222,521)	$—	$(222,277)	$37,373	$(7,727)	$409,582	$(228,712)

Unaudited Interim Condensed Consolidating Statements of Comprehensive Income (Loss)
For the three months ended September 30, 2022

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$(223,142)	$(222,521)	$—	$(222,277)	$37,373	$(7,727)	$409,582	$(228,712)
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	(749)	(1,013)	—	12,261	25,017	141,784	(24,867)	152,433
Other comprehensive income (loss) from equity investments	178,049	179,062	—	166,801	41,350	—	(565,262)	—
Other comprehensive income (loss)	177,300	178,049	—	179,062	66,367	141,784	(590,129)	152,433
Total comprehensive income (loss)	$(45,842)	$(44,472)	$—	$(43,215)	$103,740	$134,057	$(180,547)	$(76,279)

Unaudited Interim Condensed Consolidating Statements of Income (Loss)
For the nine months ended September 30, 2022

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$487,955	$300,918	$11,784	$(248,172)	$552,485
Operating expenses	(2,573)	(689)	—	(316,610)	(68,603)	(38,725)	248,172	(179,028)
Depreciation	—	—	—	(25,602)	(107,607)	(832)	(8,023)	(142,064)
Amortization	—	—	—	(989)	(1,904)	(231)	(8,080)	(11,204)
Other operating gains (losses), net	—	—	—	(33)	29	—	4	—
Operating income (loss)	(2,573)	(689)	—	144,721	122,833	(28,004)	(16,099)	220,189
Income (loss) from equity investments	(135,527)	(134,467)	—	85,239	2,392	—	182,363	—
Interest expense	—	(406)	—	(143,553)	(10,459)	(18)	(16)	(154,452)
Gain on extinguishment of debt	—	—	—	106,916	—	—	—	106,916
Interest and other income (expense)	—	(45)	—	20,874	465	7,561	(18,294)	10,561
Gain (loss) on change in fair value of financial instruments	—	—	—	4,314	—	—	—	4,314
Gain (loss) on foreign exchange	52	119	—	(309,171)	(266)	(2,576)	—	(311,842)
Income (loss) before tax	(138,048)	(135,488)	—	(90,660)	114,965	(23,037)	147,954	(124,314)
Tax (expense) recovery	—	(39)	—	(43,807)	(3,051)	(1,246)	—	(48,143)
Net income (loss)	$(138,048)	$(135,527)	$—	$(134,467)	$111,914	$(24,283)	$147,954	$(172,457)

Unaudited Interim Condensed Consolidating Statements of Comprehensive Income (Loss)
For the nine months ended September 30, 2022

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$(138,048)	$(135,527)	$—	$(134,467)	$111,914	$(24,283)	$147,954	$(172,457)
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	(908)	(1,303)	—	15,449	33,775	178,859	(32,874)	192,998
Other comprehensive income (loss) from equity investments	226,780	228,083	—	212,634	53,399	—	(720,896)	—
Other comprehensive income (loss)	225,872	226,780	—	228,083	87,174	178,859	(753,770)	192,998
Total comprehensive income (loss)	$87,824	$91,253	$—	$93,616	$199,088	$154,576	$(605,816)	$20,541

Unaudited Interim Condensed Consolidating Balance Sheets
As at September 30, 2023

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalent	$44	$1,702	$—	$332,723	$120,770	$1,319,805	$—	$1,775,044
Trade and other receivables	—	—	—	25,181	22,823	16,389	—	64,393
Other current financial assets	—	—	—	—	2,351	410	(2,252)	509
Intercompany receivables	208	1	—	234,695	74,128	980	(310,012)	—
Current income tax recoverable	—	1,715	—	9,804	1,270	258	(50)	12,997
Prepaid expenses and other current assets	3,389	—	—	6,513	12,502	36,913	(9,200)	50,117
Total current assets	3,641	3,457	—	608,916	233,844	1,374,755	(321,553)	1,903,060
Satellites, property and other equipment	—	—	—	97,914	644,345	518,737	43,579	1,304,575
Deferred tax assets	—	—	—	—	6,220	—	(3,333)	2,887
Other long-term financial assets	—	6,495	—	2,305	4,813	—	(6,496)	7,117
Long-term income tax recoverable	—	—	—	15,303	—	—	—	15,303
Other long-term assets	—	—	—	46,108	291	—	—	46,399
Intangible assets	—	—	—	17,174	1,078,801	173,472	(505,122)	764,325
Investment in affiliates	782,509	877,255	—	3,517,743	140,849	—	(5,318,356)	—
Goodwill	—	—	—	549,162	—	—	1,897,441	2,446,603
Total assets	$786,150	$887,207	$—	$4,854,625	$2,109,163	$2,066,964	$(4,213,840)	$6,490,269

Liabilities
Trade and other payables	$32	$122	$—	$16,854	$6,746	$20,766	$—	$44,520
Other current financial liabilities	39	—	—	50,393	3,141	—	(2,253)	51,320
Intercompany payables	1,417	130	—	73,634	226,886	7,945	(310,012)	—
Income taxes payable	—	4,716	—	—	2,815	894	—	8,425
Other current liabilities	—	—	—	59,199	23,707	(2,658)	(9,192)	71,056
Current indebtedness	—	—	—	35,979	—	—	—	35,979
Total current liabilities	1,488	4,968	—	236,059	263,295	26,947	(321,457)	211,300
Long-term indebtedness	—	—	—	3,276,943	—	—	—	3,276,943
Deferred tax liabilities	—	—	—	365,188	—	26,185	(120,711)	270,662
Other long-term financial liabilities	6,495	197	—	682	15,557	—	(6,473)	16,458
Other long-term liabilities	—	10,500	—	98,500	193,647	—	—	302,647
Total liabilities	7,983	15,665	—	3,977,372	472,499	53,132	(448,641)	4,078,010
Shareholders’ equity	778,167	871,542	—	877,253	1,636,664	2,013,832	(3,765,199)	2,412,259
Total liabilities and shareholders’ equity	$786,150	$887,207	$—	$4,854,625	$2,109,163	$2,066,964	$(4,213,840)	$6,490,269

Unaudited Interim Condensed Consolidating Balance Sheets
As at December 31, 2022

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	$18	$4,742	$—	$496,106	$136,713	$1,040,213	$—	$1,677,792
Trade and other receivables	—	—	—	17,672	14,798	8,778	—	41,248
Other current financial assets	—	—	—	—	95	420	—	515
Intercompany receivables	4,543	—	—	240,093	21,864	1,229	(267,729)	—
Current income tax recoverable	—	1,761	—	14,463	2,285	27	(127)	18,409
Prepaid expenses and other current assets	3,282	78	—	13,336	13,842	30,627	(10,841)	50,324
Total current assets	7,843	6,581	—	781,670	189,597	1,081,294	(278,697)	1,788,288
Satellites, property and other equipment	—	—	—	104,600	757,113	460,623	41,748	1,364,084
Deferred tax assets	—	—	—	—	6,642	—	43,342	49,984
Other long-term financial assets	—	767	—	3,020	6,689	—	—	10,476
Long-term income tax recoverable	—	—	—	15,303	—	—	—	15,303
Other long-term assets	—	—	—	47,686	291	—	—	47,977
Intangible assets	—	—	—	164	1,080,042	527,162	(850,490)	756,878
Investment in affiliates	504,389	602,852	—	3,631,292	138,496	—	(4,877,029)	—
Goodwill	—	—	—	549,162	—	—	1,897,441	2,446,603
Total assets	$512,232	$610,200	$—	$5,132,897	$2,178,870	$2,069,079	$(4,023,685)	$6,479,593

Liabilities
Trade and other payables	$257	$164	$—	$21,584	$9,361	$12,189	$—	$43,555
Other current financial liabilities	—	—	—	45,549	3,015	—	(167)	48,397
Intercompany payables	11,606	87	—	70,158	169,820	16,058	(267,729)	—
Income taxes payable	—	3,233	—	—	—	319	(76)	3,476
Other current liabilities	—	(3)	—	62,759	22,836	1,211	(10,835)	75,968
Total current liabilities	11,863	3,481	—	200,050	205,032	29,777	(278,807)	171,396
Long-term indebtedness	—	—	—	3,850,081	—	—	—	3,850,081
Deferred tax liabilities	—	—	—	370,433	—	26,141	(120,878)	275,696
Other long-term financial liabilities	—	197	—	2,348	17,097	—	21	19,663
Other long-term liabilities	—	11,641	—	107,132	208,037	245	—	327,055
Total liabilities	11,863	15,319	—	4,530,044	430,166	56,163	(399,664)	4,643,891
Total shareholders’ equity	500,369	594,881	—	602,853	1,748,704	2,012,916	(3,624,021)	1,835,702
Total liabilities and shareholders’ equity	$512,232	$610,200	$—	$5,132,897	$2,178,870	$2,069,079	$(4,023,685)	$6,479,593

Unaudited Interim Condensed Consolidating Statements of Cash Flows
For the nine months ended September 30, 2023

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net income (loss)	$329,147	$330,022	$—	$332,276	$97,549	$(1,055)	$(542,641)	$545,298
Adjustment to reconcile net income (loss) to cash flows from operating activities
Depreciation	—	—	—	27,249	113,748	1,041	(1,971)	140,067
Amortization	—	—	—	721	1,988	242	6.976	9,927
Tax expense (recovery)	—	2,162	—	41,912	6,061	2,376	45,941	98,452
Interest expense	45	(144)	—	197,263	10,288	10	(2,291)	205,171
Interest income	(1)	(45)	—	(13,883)	(1,582)	(32,116)	—	(47,627)
(Gain) loss on foreign exchange	615	(5)	—	(310)	(547)	66	—	(181)
Share-based compensation	(692)	—	—	26,461	2,870	(2,573)	—	26,066
(Income) loss from equity investments	(330,022)	(332,276)	—	(96,244)	(250)	—	758,792	—
Loss (gains) on disposal of assets	—	—	—	43	(4)	1,828	(1,874)	(7)
Gain on repurchase of debt	—	—	—	(221,462)	—	—	—	(221,462)
Deferred revenue amortization	—	—	—	(22,053)	(22,510)	(890)	—	(45,453)
Pension expense	—	512	—	3,742	—	—	—	4,254
C-band clearing income	—	—	—	—	—	—	(344,892)	(344,892)
Other	—	—	—	1,299	1,520	—	—	2,819
Income taxes paid, net of income taxes received	—	(36)	—	(40,520)	(2,045)	(2,049)	—	(44,650)
Interest paid, net of interest received	1	45	—	(173,188)	696	32,321	—	(140,125)
Operating assets and liabilities	933	(6,557)	—	(1,537)	(8,318)	(18,566)	2,405	(31,640)
Net cash from (used in) operating activities	26	(6,322)	—	61,769	199,464	(19,365)	(79,555)	156,017

Cash flows (used in) generated from investing activities
Satellite programs	—	—	—	(8,933)	—	(37,963)	—	(46,896)
Purchase of other property and equipment	—	—	—	(8,557)	(385)	(17,937)	—	(26,879)
Purchase of intangible assets	—	—	—	(13,211)	—	—	—	(13,211)
Return of capital to shareholder	—	3,293	—	131,940	—	—	(135,233)	—
C-band clearing proceeds	—	—	—	—	—	351,438	—	351,438
Investment in affiliates	—	—	—	—	(750)	—	750	—
Net cash (used in) generated from investing activities	—	3,293	—	101,239	(1,135)	295,538	(134,483)	264,452

Cash flows (used in) generated from financing activities
Repayment of indebtedness	—	—	—	(316,733)	—	—	—	(316,733)
Payment of principal on lease liabilities	—	—	—	(928)	(380)	(300)	—	(1,608)
Satellite performance incentive payments	—	—	—	(3,257)	(1,062)	—	—	(4,319)
Government grant received	—	—	—	—	—	1,089	—	1,089
Proceeds from exercise of stock options	—	—	—	27	—	—	—	27
Tax withholdings on settlement of restricted share units	—	—	—	(2,458)	(220)	(41)	—	(2,719)
Proceeds from issuance of share capital	—	—	—	—	—	750	(750)	—
Return of capital to shareholder	—	—	—	(3,293)	(131,940)	—	135,233	—
Dividends paid	—	—	—	(10)	(79,545)	—	79,555	—
Net cash (used in) generated from financing activities	—	—	—	(326,652)	(213,147)	1,498	214,038	(324,263)
Effect of changes in exchange rate on cash and cash equivalent	—	(11)	—	261	(1,125)	1,921	—	1,046
Changes in cash and cash equivalents	26	(3,040)	—	(163,383)	(15,943)	279,592	—	97,252
Cash and cash equivalents, beginning of period	18	4,742	—	496,106	136,713	1,040,213	—	1,677,792
Cash and cash equivalents, end of period	$44	$1,702	$—	$332,723	$120,770	$1,319,805	$—	$1,775,044

Unaudited Interim Condensed Consolidating Statements of Cash Flows
For the nine months ended September 30, 2022

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net income (loss)	$(138,048)	$(135,527)	$—	$(134,467)	$111,914	$(24,283)	$147,954	$(172,457)
Adjustment to reconcile net income (loss) to cash flows from operating activities
Depreciation	—	—	—	25,602	107,607	832	8,023	142,064
Amortization	—	—	—	989	1,904	231	8,080	11,204
Tax expense (recovery)	—	39	—	43,807	3,051	1,246	—	48,143
Interest expense	—	406	—	143,553	10,459	18	16	154,452
Interest income	—	—	—	(2,702)	(721)	(7,562)	—	(10,985)
(Gain) loss on foreign exchange	(52)	(119)	—	309,171	266	2,576	—	311,842
(Gain) loss on change in fair value of financial instruments	—	—	—	(4,314)	—	—	—	(4,314)
Share-based compensation	492	—	—	50,762	3,289	917	—	55,460
(Income) loss from equity investments	135,527	134,467	—	(85,239)	(2,392)	—	(182,363)	—
Loss (gains) on disposal of assets	—	—	—	33	(29)	—	(4)	—
Gain on extinguishment of debt	—	—	—	(106,916)	—	—	—	(106,916)
Deferred revenue amortization	—	—	—	(25,081)	(20,354)	(2,797)	—	(48,232)
Pension expense	—	399	—	5,295	—	—	—	5,694
Other	—	—	—	(1,704)	912	—	—	(792)
Income taxes paid, net of income taxes received	—	(39)	—	(76,279)	(3,203)	(2,300)	—	(81,821)
Interest paid, net of interest received	—	—	—	(119,972)	(493)	6,973	—	(113,492)
Operating assets and liabilities	8,630	1,699		(52,445)	3,855	9,286	143	(28,832)
Net cash from (used in) operating activities	6,549	1,325	—	(29,907)	216,065	(14,863)	(18,151)	161,018

Cash flows (used in) generated from investing activities
Satellite programs	—	—	—	—	—	(22,820)	—	(22,820)
Purchase of other property and equipment	—	—	—	(1,807)	(279)	(21,376)	—	(23,462)
Purchase of intangible assets	—	—	—	—	(27)	—	—	(27)
Return of capital to shareholder	—	2,500	—	146,557	—	—	(149,057)	—
C-band clearing proceeds	—	—	—	—	—	64,651	—	64,651
Net cash (used in) generated from investing activities	—	2,500	—	144,750	(306)	20,455	(149,057)	18,342

Cash flows (used in) generated from financing activities
Repayment of indebtedness	—	—	—	(97,234)	—	—	—	(97,234)
Payment of principal on lease liabilities	—	—	—	(887)	(811)	(106)	—	(1,804)
Satellite performance incentive payments	—	—	—	(3,807)	(1,257)	—	—	(5,064)
Government grant received	—	—	—	—	—	15,921	—	15,921
Return of capital to shareholder	—	—	—	(2,500)	(146,557)	—	149,057	—
Dividends paid	—	—	—	—	(18,151)	—	18,151	—
Net cash (used in) generated from financing activities	—	—	—	(104,428)	(166,776)	15,815	167,208	(88,181)
Effect of changes in exchange rate on cash and cash equivalent	—	265	—	50,380	11,409	72,215	—	134,269
Changes in cash and cash equivalents	6,549	4,090	—	60,795	60,392	93,622	—	225,448
Cash and cash equivalents, beginning of period	4	904	—	368,778	101,335	978,572	—	1,449,593
Cash and cash equivalents, end of period	$6,553	$4,994	$—	$429,573	$161,727	$1,072,194	$—	$1,675,041

CURRENT SHARE INFORMATION

The number of shares and stated value of the outstanding Class A common shares and Class B variable voting shares (“Telesat Public shares”), and Class C fully voting shares and Class C limited voting shares (together, the “Class C shares”) as at September 30, 2023, were as follows:

(in thousands of $, except number of shares)	Number of shares	Stated value
Telesat Public shares	13,486,170	$44,732
Class C shares	112,841	6,340
	13,599,011	$51,072

The breakdown of the number of shares of Telesat Public Shares, as at September 30, 2023, was as follows:

Class A Common shares	1,321,912
Class B Variable voting shares	12,164,258
Telesat Public shares	13,486,170

The split between the Class A Common shares and Class B Variable Voting shares in the table above is based on information available to the Company as at September 30, 2023.

In addition, we have one Class A Special Voting Share, one Class B Special Voting Share, one Class C Special Voting Share and one Golden Share outstanding, each with a nominal stated value as at September 30, 2023.

The number of outstanding stock options, restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”) issued under our Omnibus Plan and Historic Plan as at September 30, 2023 were as follows:

	Historic Plan	Omnibus Plan
Stock Options	207,227	803,265
RSUs with time criteria	517,688	805,690
RSUs with time and performance criteria	124,080	—
PSUs with time and performance criteria	—	406,291
DSUs	—	110,792
	848,995	2,126,038

Each of the foregoing securities can be settled or exercised, as applicable, for Telesat Public Shares.

During the nine months ended September 30, 2023, 511,157 RSUs were settled for 260,247 Telesat Public Shares, on a net settlement basis.

During the nine months ended September 30, 2023, 532,473 Telesat Public Shares were issued in exchange for an equal number of Class B LP Units in Telesat Partnership LP.

During the nine months ended September 30, 2023, 1,000 Stock Options were exercised in exchange for an equal number of Telesat Public Shares.

The number and stated value of the outstanding LP Units issued by Telesat Partnership LP as at September 30, 2023, were as follows:

(in thousands of $, except number of units)	Number of units	Stated value
Class A and Class B LP Units	18,321,792	$50,141
Class C LP Units	18,098,362	38,893
	36,420,154	$89,034

On consolidation into Telesat Corporation, the stated value of the LP Units is included in non-controlling interest.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements, and the amounts of revenue and expenses reported for the year. Actual results could differ from these estimates under different assumptions and conditions. For more details on these estimates, refer to Note 5 of our audited consolidated financial statements for the year ended December 31, 2022.

The critical accounting judgements and estimates used in the application of our accounting policies are consistent with those outlined in Note 5 of the consolidated financial statements for the year ended December 31, 2022.

ACCOUNTING STANDARDS

Future Changes in Accounting Policies

The International Accounting Standards Board periodically issues new and amended accounting standards. The new and amended standards determined to be applicable to the Company are disclosed below. The remaining new and amended standards have been excluded as they are not applicable.

Amendments to IAS 1

In October 2022, the IASB amended IAS 1, Presentation of Financial Statements with the aim of improving the information companies provide about long-term debt covenants.

The amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. The amendment requires a company to disclose information that enables users of financial statements to understand the risk that the liabilities could become repayable within twelve months after the reporting period. Such disclosure includes information about covenants and facts and circumstances, if any, that indicate the entity may have difficulty complying with the covenants.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024 with early adoption permitted.

We are currently evaluating the impact of the amendment.

Item 3.       Quantitative and Qualitative Disclosures About Market Risk

See Item. 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the section “Market Risk”.

PART II. OTHER INFORMATION

Item 1.       Legal Proceedings

We discuss certain legal proceedings in Telesat Corporation’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC, in the section titled “Legal Proceedings”. We refer the reader to that discussion for information concerning those proceedings. There have been no material developments in those proceedings since the filing of that report.

Item 1A.    Risk Factors

Our business and operations are subject to a significant number of known and unknown risks and uncertainties. The most significant of the known risks are summarized in, and the reader’s attention is directed to, the section titled “Risk Factors” of Telesat Corporation’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC and in our Quarterly Report on Form 6-K for the three and six month periods ended June 30, 2023, under “Risk Factors”, we updated our “Risk Relating to Telesat Corporation’s Lightspeed Constellation”. There have been no other material changes to those risk factors since the filing of that report.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results.

Item 2.       Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.       Defaults Upon Senior Securities

None.

Item 4.       Reserved

Item 5.       Other Information

None.

Item 6.       Exhibits

None.